Offer to Exchange
Shares of Common Stock plus cash for
any and all shares of
7.25% Convertible Perpetual Preferred Stock
(CUSIP No. 29274U200)

We are offering to exchange, upon the terms and subject to the conditions set forth in this offer to exchange (as it may be supplemented and amended from time to time, this “Offer to Exchange”) and the accompanying letter of transmittal (as it may be supplemented and amended from time to time, the “Letter of Transmittal” and, together with the Offer to Exchange, the “Offering Documents”), any and all shares of our outstanding 7.25% Convertible Perpetual Preferred Stock (the “Preferred Stock”) for newly issued shares of our common stock and a cash payment.

In exchange for each share of Preferred Stock properly tendered (and not validly withdrawn) and accepted by us: (i) by 5:00 p.m., New York City time, on November 4, 2010 (such time and date, as the same may be extended, the “Early Tender Date”), participating holders of Preferred Stock will receive the following consideration per share of Preferred Stock: (a) 8.77192 shares of our common stock and (b) a cash payment of $19.00 (the “Early Tender Consideration”); and (ii) after the Early Tender Date but prior to Midnight, New York City time, on November 18, 2010 (such time and date, as the same may be extended, the “Expiration Date”), participating holders of Preferred Stock will receive the following consideration per share of Preferred Stock: (a) 8.77192 shares of our common stock and (b) a cash payment of $18.50 (the “Expiration Consideration”).  In addition, holders will receive in respect of their shares of Preferred Stock that are accepted for exchange, accrued and unpaid dividends on such Preferred Stock up to, but not including, the settlement date of the exchange offer.

Each share of Preferred Stock has a liquidation preference of $100 per share and is currently convertible into 8.77192 shares of our common stock based on an initial conversion price of $11.40001277 per share.  The offer allows current holders of Preferred Stock to receive the same number of shares of our common stock as they would receive upon conversion of the Preferred Stock plus the applicable cash payment.

The offer will expire on the Expiration Date, unless extended or earlier terminated by us.  Tendered Preferred Stock may be withdrawn at any time prior to the expiration of the exchange offer. In addition, you may withdraw any tendered shares of Preferred Stock if we have not accepted them for payment within 40 business days from the commencement of the exchange offer on October 21, 2010.

The exchange offer is subject to the conditions described in “The Exchange Offer—Conditions to the Exchange Offer.”  We reserve the right to extend or terminate the exchange offer if any condition of the exchange offer is not satisfied and otherwise to amend the exchange offer in any respect.

As of October 20, 2010, 680,500 shares of Preferred Stock were outstanding.   The last reported sale price of our common stock on The NASDAQ Capital Market (the “NASDAQ”) on October 20, 2010 was $23.26 per share. We expect that the shares of our common stock to be issued in the exchange offer will be approved for listing on the NASDAQ.

We urge you to carefully read the “Risk Factors” section beginning on page 12 before you make any decision regarding the offer.

You must make your own decision whether to tender Preferred Stock in the exchange offer, and, if so, the amount of Preferred Stock to tender. Neither we, the Information Agent, the Exchange Agent nor any other person is making any recommendation as to whether or not you should tender your Preferred Stock for exchange in the offer.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the securities being offered in this exchange offer, or determined if this offer to exchange is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Offer to Exchange is October 21, 2010.

You should rely only on the information contained or incorporated by reference in this Offer to Exchange.  No person has been authorized to give any information or make any representations other than those contained or incorporated by reference herein or in the accompanying Letter of Transmittal and other materials, and, if given or made, such information or representations must not be relied upon as having been authorized by us, the Information Agent, the Exchange Agent or any other person.  We are offering to exchange, and are seeking tenders of, these securities only in jurisdictions where the offers or tenders are permitted.

We are relying on Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”) to exempt the exchange offer from the registration requirements of the Securities Act.  We are also relying on Section 18(b)(4)(C) of the Securities Act to exempt the exchange offer from the registration and qualification requirements of state securities laws.  We have no contract, arrangement or understanding relating to, and will not, directly or indirectly, pay any commission or other remuneration to any broker, dealer, salesperson, agent or any other person for soliciting tenders in the exchange offer.  In addition, neither our financial advisors nor any broker, dealer, salesperson, agent or any other person is engaged or authorized to express any statement, opinion, recommendation or judgment with respect to the relative merits and risks of the exchange offer.

i

FORWARD-LOOKING STATEMENTS

Various statements in this Offer to Exchange, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward-looking statements. The forward-looking statements may include projections and estimates concerning the timing and success of specific projects and our future reserves, production, revenues, income, and capital spending. When we use the words “believe,” “intend,” “expect,” “may,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, other similar expressions, or the statements that include those words are usually forward-looking statements.

The forward-looking statements contained in this Offer to Exchange are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this Offer to Exchange are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the factors listed in the “Risk Factors” section and elsewhere in this Offer to Exchange.  These cautionary statements qualify all forward-looking statements attributable to us, or persons acting on our behalf. The risks, contingencies and uncertainties relate to, among other matters, the following:

•	our business strategy;

•	our financial position;

•	the extent to which we are leveraged;

•	our cash flow and liquidity;

•	declines in the prices we receive for our oil and gas affecting our operating results and cash flows;

•	economic slowdowns that can adversely affect consumption of oil and gas by businesses and consumers;

•	uncertainties in estimating our oil and gas reserves;

•	replacing our oil and gas reserves;

•	uncertainties in exploring for and producing oil and gas;

•	our inability to obtain additional financing necessary in order to fund our operations, capital expenditures, and to meet our other obligations;

•	availability of drilling and production equipment and field service providers;

•	disruption of operations and damages due to hurricanes or tropical storms;

•	availability, cost and adequacy of insurance coverage;

•	competition in the oil and gas industry;

•	our inability to retain and attract key personnel;

•	the effects of government regulation and permitting and other legal requirements;

•	costs associated with perfecting title for mineral rights in some of our properties;

•	potential costs associated with maintaining compliance with those regulations promulgated by the U.S. Minerals Management Services; and

•	other factors discussed under “Risk Factors.”

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this Offer to Exchange.  We urge you to carefully review and consider the disclosures made in this Offer to Exchange and our reports filed with the SEC and incorporated by reference herein that attempt to advise interested parties of the risks and factors that may affect our business.

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this Offer to Exchange. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Offer to Exchange. We incorporate by reference the documents listed below, which are filed with the SEC, other than any portions of the respective filings that were furnished (pursuant to Item 2.02 or Item 7.01 of Current Reports on Form 8−K or other applicable SEC rules) rather than filed:

•	our Annual Report on Form 10−K for the fiscal year ended June 30, 2010, filed on September 8, 2010;

•	our Current Reports on Form 8-K, dated October 4, 2010, October 7, 2010, October 15, 2010, October 18, 2010 and October 21, 2010;

•	the description of our common stock on Form 8−A as filed on July 30, 2007 (File No. 001−33628) and any amendment or report updating that description.

The information incorporated by reference is an important part of this Offer to Exchange.

You may read and copy any document we file with the SEC at the SEC’s public reference room located at:

100 F Street, N.E.
Room 1580
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges.  Our SEC filings are also available to the public on the SEC’s web site at http://www.sec.gov.

Pursuant to Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we have filed a statement on Schedule TO, which contains additional information with respect to the exchange offer.  The Schedule TO, including the exhibits and any amendments and supplements to that document, may be examined, and copies may be obtained, at the same places and in the same manner set forth above.  We will amend the Schedule TO to disclose additional information about us and the exchange offer that occurs following the date of this Offer to Exchange.

We will provide to each person, including any beneficial owner to whom an Offer to Exchange is delivered, a copy of these filings, upon written or oral request and at no cost. Requests should be made by writing or telephoning us at the following address:

Stewart Lawrence
Vice President, Investor Relations
Energy XXI (Bermuda) Limited
1021 Main
Suite 2626
Houston, Texas 77002
Telephone: (713) 351-3000

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

These answers to questions that you may have as a holder of the Preferred Stock, as well as the summary that follows, highlight selected information included elsewhere or incorporated by reference in this Offer to Exchange. To fully understand the exchange offer and the other considerations that may be important to your decision about whether to participate in the exchange offer, you should carefully read this Offer to Exchange in its entirety, including the section entitled “Risk Factors,” as well as the information incorporated by reference in this Offer to Exchange. For further information about us, see the section of this Offer to Exchange entitled “Where You Can Find More Information and Incorporation by Reference.”

Except as the context otherwise requires, or as otherwise specified or used in this Offer to Exchange, the terms “we,” “us,” “our,” “ours,” “the company,” and “Energy XXI” refer to Energy XXI (Bermuda) Limited and its consolidated subsidiaries.

Why are we making the exchange offer?

We are making the exchange offer to reduce our fixed dividend obligations and increase the percentage of our capitalization that is common stock.

How many shares of Preferred Stock are you offering to exchange in the exchange offer?

We are offering to exchange any and all shares of our outstanding Preferred Stock in the exchange offer. As of October 21, 2010, 680,500 shares of Preferred Stock were outstanding.

What will I receive in the exchange offer if I tender shares of Preferred Stock and they are accepted?

For each share of Preferred Stock that you validly tender as part of the exchange offer on or before the Early Tender Date and we accept for exchange, you will receive the following:

•	8.77192 shares of our common stock; and

•	a cash payment of $19.00.

For each share of Preferred Stock that you validly tender as part of the exchange offer after the Early Tender Date but before the Expiration Date and we accept for exchange, you will receive the following:

•	8.77192 shares of our common stock; and

•	a cash payment of $18.50.

In addition, you will receive in respect of your shares of Preferred Stock that are accepted for exchange, accrued and unpaid dividends on such Preferred Stock up to, but not including, the settlement date of the exchange offer.

We will not issue fractional shares of our common stock in the exchange offer. Instead, we will pay cash for all fractional shares on the settlement date based upon the closing price per share of our common stock on the business day immediately preceding the expiration date of the exchange offer. See “The Exchange Offer — Fractional Shares.”

Your right to receive the offer consideration in the exchange offer is subject to all of the conditions set forth in this Offer to Exchange and the related Letter of Transmittal.

How does the consideration I will receive if I tender my shares of Preferred Stock compare to the payments I would receive on the shares of Preferred Stock if I do not tender?

If you do not tender your shares of Preferred Stock for exchange pursuant to the exchange offer, you will continue to receive, when, as and if declared by our board of directors, dividend payments of approximately $1.8125 for each share of Preferred Stock on March 15, June 15, September 15 and December 15 of each year for as long as such shares remain outstanding. Assuming the average of the per share volume-weighted average prices of our common stock for each day, as displayed under the heading “Bloomberg VWAP” on Bloomberg page “EXXI.N <equity> AQR” (or its equivalent successor if such page is not available) equals or exceeds 150% of the then prevailing conversion ratio (which would currently be equal to approximately $17.10 per share) for at least 20 trading days in a period of 30 consecutive trading days, including the last trading day of such 30-day period ending on the trading day prior to our issuance of a press release announcing the conversion, we may exercise our right to cause the conversion of the Preferred Stock into shares of our common stock at any time on or after December 15, 2014. If we exercise this right, dividends on the shares of Preferred Stock called for conversion will cease to accrue.

If you validly tender your shares of Preferred Stock and we accept them for exchange, you will be entitled to receive cash dividends on such Preferred Stock up to, but not including, the settlement date of the exchange offer.  You will also be entitled to receive cash dividends on our common stock, if, as and when declared by our board of directors on or after the settlement date of the exchange offer.  However, we do not anticipate paying dividends on our common stock in the foreseeable future and there are restrictions on our ability to pay dividends under our revolving credit facility and the indentures governing our 10% Senior Notes due 2013 and our 16% Second Lien Notes due 2014.

What other rights will I lose if I tender my shares of Preferred Stock in the exchange offer?

If you do validly tender your shares of Preferred Stock for exchange pursuant to the exchange offer, you will lose the rights of a holder of Preferred Stock, which are described below in this Offer to Exchange.  For example, you would lose the right to receive quarterly cash dividends, when, as and if, declared by our board of directors.  You would also lose the right to receive, out of the assets available for distribution is made to the holders of stock ranking junior to the Preferred Stock (including our common stock), a liquidation preference in the amount of $100 per share of Preferred Stock, plus accumulated and unpaid dividends, upon any voluntary or involuntary liquidation, winding-up or dissolution of our company.

May I exchange only a portion of the shares of Preferred Stock that I hold?

Yes. You do not have to exchange all of your shares of Preferred Stock to participate in the exchange offer.

If the exchange offer is consummated and I do not participate or I do not exchange all of my shares of Preferred Stock, how will my rights and obligations under my remaining outstanding shares of Preferred Stock be affected?

The terms of your shares of Preferred Stock that remain outstanding after the consummation of the exchange offer will not change as a result of the exchange offer.

How will the exchange offer affect the trading market for the shares of Preferred Stock that are not exchanged?

If a sufficiently large number of shares of Preferred Stock do not remain outstanding after the exchange offer, the trading market for the remaining outstanding shares of Preferred Stock may be less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading of such shares. See “Risk Factors — Risks Related to the Exchange Offer and Our Common Stock — There may be less liquidity in the market for non-tendered Preferred Stock, and the market prices for non-tendered shares of Preferred Stock may therefore decline.”

What do you intend to do with the shares of Preferred Stock that are exchanged in the exchange offer?

Shares of Preferred Stock accepted for exchange by us in the exchange offer will be cancelled.

Are you making a recommendation regarding whether I should participate in the exchange offer?

We are not making any recommendation regarding whether you should tender or refrain from tendering your shares of Preferred Stock for exchange in the exchange offer. Accordingly, you must make your own determination as to whether to tender your shares of Preferred Stock for exchange in the exchange offer and, if so, the number of shares to tender. Before making your decision, we urge you to read this Offer to Exchange carefully in its entirety, including the information set forth in the section of this Offer to Exchange entitled “Risk Factors,” and the other documents incorporated by reference in this Offer to Exchange.

What risks should I consider in deciding whether or not to tender my shares of Preferred Stock?

In deciding whether to participate in the exchange offer, you should carefully consider the discussion of risks and uncertainties affecting our business, the shares of Preferred Stock and our common stock that are described in the section of this Offer to Exchange entitled “Risk Factors,” and the documents incorporated by reference in this Offer to Exchange.

Will the common stock to be issued in the exchange offer be freely tradable?

Yes. Generally, the common stock you receive in the exchange offer will be freely tradable, unless you are considered an “affiliate” of ours, as that term is defined in the Securities Act. Our common stock is listed on the NASDAQ under the symbol “EXXI,” and we expect that the shares of our common stock to be issued in the exchange offer will be approved for listing on the NASDAQ, subject to official notice of issuance. For more information regarding the market for our common stock, see the section of this Offer to Exchange entitled “Price Range of Common Stock and Dividends.”

What are the conditions to the exchange offer?

The exchange offer is conditioned upon those conditions described in “The Exchange Offer — Conditions to the Exchange Offer.”  The exchange offer is not conditioned upon any minimum number of shares of Preferred Stock being tendered for exchange. We may waive certain conditions of the exchange offer. If any of the conditions are not satisfied or waived for the exchange offer, we will not complete the exchange offer.

How will fluctuations in the trading price of our common stock affect the consideration offered to holders of Preferred Stock?

If the market price of our common stock declines, the market value of the shares of common stock you would receive in the exchange for your Preferred Stock will also decline. The number of shares of common stock you would receive in the exchange offer will not vary based on the trading price of our common stock. The trading price of our common stock could fluctuate depending upon any number of factors, including those specific to us and those that influence the trading prices of equity securities generally. See “Risk Factors — Risks Related to the Exchange Offer and Our Common Stock— The price of our common stock recently has been volatile. This volatility may affect the price at which you could sell your common stock.”

How will you fund the cash portion of the offer consideration?

Assuming the exchange offer is fully subscribed, we will need approximately $13.7 million to fund the cash portion of the offer consideration, including the payment of accrued and unpaid dividends, assuming no shares of Preferred Stock are tendered by the Early Tender Date.  If all shares of Preferred Stock are tendered by the Early Tender Date (and not validly withdrawn prior to the Expiration Date), we will need approximately $14.1 million to fund the cash portion of the offer consideration, including the payment of accrued and unpaid dividends. We will use cash on hand and borrowings under our revolving credit facility to make these payments.

When does the exchange offer expire?

The exchange offer will expire at Midnight, New York City time, on November 18, 2010, unless extended or earlier terminated by us.

Under what circumstances can the exchange offer be extended, amended or terminated?

We reserve the right to extend the exchange offer for any reason at all. We also expressly reserve the right, at any time or from time to time, to amend the terms of the exchange offer in any respect prior to the Expiration Date of the exchange offer. Further, we may be required by law to extend the exchange offer if we make a material change in the terms of the exchange offer or in the information contained in this Offer to Exchange or waive a material condition to the exchange offer. During any extension of the exchange offer, shares of Preferred Stock that were previously tendered for exchange pursuant to the exchange offer and not validly withdrawn will remain subject to the exchange offer. We reserve the right, in our sole and absolute discretion, to terminate the exchange offer at any time prior to the expiration date if any condition is not met. If the exchange offer is terminated, no shares of Preferred Stock will be accepted for exchange and any shares of Preferred Stock that have been tendered for exchange will be returned to the holder promptly after the termination at our expense. For more information regarding our right to extend, amend or terminate the exchange offer, see the section of this Offer to Exchange entitled “The Exchange Offer — Expiration Date; Extension; Termination; Amendment.”

How will I be notified if an exchange offer is extended, amended or terminated?

We will issue a press release or otherwise publicly announce any extension, amendment or termination of the exchange offer. In the case of an extension, we will promptly make a public announcement by issuing a press release no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of the exchange offer. For more information regarding notification of extensions, amendments or the termination of the exchange offer, see the section of this Offer to Exchange entitled “The Exchange Offer — Expiration Date; Extension; Termination; Amendment.”

What are the material U.S. federal income tax considerations of my participating in the exchange offer?

The exchange of shares of Preferred Stock for our common stock and cash should be treated as a recapitalization for United States federal income tax purposes. Accordingly, holders of shares of Preferred Stock participating in the exchange generally may not recognize any loss but may recognize gain or other taxable income up to the amount of cash received in the exchange.  For further discussion see “Material United States Federal Income Tax Considerations — Consequences to U.S. Holders Participating in the Exchange Offer.”  You should consult your own tax advisor for a full understanding of the tax consequences of participating in the exchange offer.

Are your results of operations and financial condition relevant to my decision to tender my shares of Preferred Stock for exchange in the exchange offer?

Yes. The price of our common stock and the shares of Preferred Stock are closely linked to our results of operations and financial condition. For information about the accounting treatment of the exchange offer, see the section of this Offer to Exchange entitled “The Exchange Offer — Accounting Treatment.”

Will you receive any cash proceeds from the exchange offer?

No. We will not receive any cash proceeds from the exchange offer.

How do I tender my shares of Preferred Stock for exchange in the exchange offer?

If your shares of Preferred Stock are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to participate in the exchange offer, you should contact that registered holder promptly and instruct him, her or it to tender your shares of Preferred Stock on your behalf. If you are a Depository Trust Company (“DTC”) participant, you may electronically transmit your acceptance through DTC’s Automated Tender Offer Program (“ATOP”). See the section of this Offer to Exchange entitled “The Exchange Offer — Procedures for Tendering Preferred Stock” and “The Exchange Offer — The Depository Trust Company Book-Entry Transfer.”

For further information on how to tender shares of Preferred Stock, contact the Information Agent or Exchange Agent at the telephone number set forth on the back cover of this Offer to Exchange or consult your broker, dealer, commercial bank, trust company or other nominee for assistance.

What happens if some or all of my shares of Preferred Stock are not accepted for exchange?

If we decide not to accept some or all of your shares of Preferred Stock because of an invalid tender, the occurrence of the other events set forth in this Offer to Exchange or otherwise, the shares not accepted by us will be returned to you, at our expense, promptly after the expiration or termination of the exchange offer by book entry transfer to your account at DTC.

Until when may I withdraw shares of Preferred Stock previously tendered for exchange?

If not previously returned, you may withdraw shares of Preferred Stock that were previously tendered for exchange at any time prior to the expiration of the exchange offer. In addition, you may withdraw any shares of Preferred Stock that you tender that are not accepted for exchange by us after the expiration of 40 business days from the commencement of the exchange offer, if such shares of Preferred Stock have not been previously returned to you. For more information, see the section of this Offer to Exchange entitled “The Exchange Offer — Withdrawal Rights.”

How do I withdraw shares of Preferred Stock previously tendered for exchange in the exchange offer?

For a withdrawal to be effective, the Exchange Agent must receive a computer generated notice of withdrawal, transmitted by DTC on behalf of the holder in accordance with the standard operating procedure of DTC, or a written notice of withdrawal, sent by facsimile transmission, receipt confirmed by telephone, or letter, prior to the expiration date of the exchange offer. For more information regarding the procedures for withdrawing shares of Preferred Stock, see the section of this Offer to Exchange entitled “The Exchange Offer — Withdrawal Rights.”

Will I have to pay any fees or commissions if I tender my shares of Preferred Stock for exchange in the exchange offer?

You will not be required to pay any fees or commissions to us, the dealer managers or the Exchange Agent in connection with the exchange offer. However, if your shares of Preferred Stock are held through a broker or other nominee who tenders the shares on your behalf, your broker may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply.

With whom may I talk if I have questions about the exchange offer?

If you have questions about the terms of the exchange offer or the procedures for tendering shares of Preferred Stock in the exchange offer or require assistance in tendering your shares of Preferred Stock, please contact the Information Agent or the Exchange Agent. The contact information for the Information Agent and the Exchange Agent are set forth on the back cover page of this Offer to Exchange.

SUMMARY

The following summary contains basic information about us and the exchange offer. It may not contain all of the information that is important to you and it is qualified in its entirety by the more detailed information included or incorporated by reference in this Offer to Exchange. You should carefully consider the information contained in and incorporated by reference in this Offer to Exchange, including the information set forth under the heading “Risk Factors” in this Offer to Exchange. In addition, certain statements include forward-looking information that involves risks and uncertainties. See “Forward-Looking Statements.”

The Company

We are an independent oil and natural gas exploration and production company with operations focused in the U.S. Gulf Coast and the Gulf of Mexico. Our business strategy includes: (i) acquiring oil and gas properties; (ii) exploiting our core assets to enhance production and ultimate recovery of reserves; and (iii) utilizing a small portion of our capital program to explore the ultra-deep shelf for potential quantities of oil and gas.  As of June 30, 2010, our estimated net proved reserves were 75.6 million BOE, or barrel of oil equivalent, of which 63% was oil and 70% was proved developed.

Our principal executive offices are located at Canon’s Court, 22 Victoria Street, PO Box HM 1179, Hamilton HM EX, Bermuda, and our telephone number is (441)-295-2244.

Recent Developments

Exchange Agreements

On October 14, 2010 and October 18, 2010 we consummated exchange agreements with holders of an aggregate of 419,500 shares of our Preferred Stock whereby such holders received an aggregate of 4,012,704 shares of our common stock plus any accrued and unpaid dividends in exchange for such shares of the Preferred Stock.

Amendment to Revolving Credit Facility

On October 15, 2010, our wholly-owned subsidiary, Energy XXI Gulf Coast, Inc. (“Gulf Coast”), and its lenders entered into an amendment to its revolving credit facility, which modifies the facility to:

•
Allow for the establishment of a Swing Line Loan Commitment in an amount initially set at $15 million which is carved out of the $350 million borrowing base. The amounts ultimately available under the Swing Line can be adjusted upward or downward by the lenders under certain conditions.

•
Allow for a one-time payment by Gulf Coast to us or our subsidiaries of up to $25 million for the purpose of paying premiums or other payments associated with inducing the early conversion of our 7.25% Preferred Stock.

•
Allow payments by Gulf Coast to us or our subsidiaries of up to $9 million in any calendar year, subject to certain terms and conditions, so that we may pay dividends on our outstanding preferred stock.

Purpose of the Exchange Offer

The purpose of the exchange offer is to reduce our fixed dividend obligations and increase the percentage of our capitalization that is common stock.

Sources of Payment of the Exchange Offer Consideration

Assuming the exchange offer is fully subscribed, we will need approximately $13.7 million to fund the cash portion of the offer consideration, including the payment of accrued and unpaid dividends, assuming no shares of Preferred Stock are tendered by the Early Tender Date.  If all shares of Preferred Stock are tendered by the Early Tender Date (and not validly withdrawn prior to the Expiration Date), we will need approximately $14.1 million to fund the cash portion of the offer consideration, including the payment of accrued and unpaid dividends. We will use cash on hand and borrowings under our revolving credit facility to make these payments. The shares of our common stock to be issued in the exchange offer are available from our authorized but unissued shares of common stock.

Summary Terms of the Exchange Offer

The material terms of the exchange offer are summarized below. In addition, we urge you to read the detailed descriptions in the sections of this Offer to Exchange entitled “The Exchange Offer,” “Comparison of Rights between the Preferred Stock and Our Common Stock,” “Description of Capital Stock” and “Description of the Preferred Stock.”

Offeror	Energy XXI (Bermuda) Limited

Securities Subject to the Exchange Offer	We are making the exchange offer for our 7.25% Convertible Perpetual Preferred Stock (the “Preferred Stock”).

The Exchange Offer
We are offering to exchange, upon the terms and subject to the conditions set forth in this Offer to Exchange and the accompanying Letter of Transmittal, any and all of our outstanding shares of Preferred Stock for the consideration per share of Preferred Stock set forth below under “Early Tender Consideration and Expiration Consideration.”

Fractional Shares
We will not issue fractional shares of our common stock in the exchange offer. Instead, we will pay cash for all fractional shares on the settlement date based upon the closing price per share of our common stock on the business day immediately preceding the expiration date of the exchange offer. See “The Exchange Offer — Fractional Shares.”

Purpose of Exchange Offer	The purpose of the exchange offer is to reduce our fixed dividend obligations and increase the percentage of our capitalization that is common stock.

Early Tender Date
To receive the Early Tender Consideration (defined below), holders must properly tender (and not validly withdraw) their Preferred Stock on or prior to 5:00 p.m., New York City time on November 4, 2010, unless extended by us.

Expiration Date
The exchange offer will expire at Midnight, New York City time, on November 18, 2010, unless extended or earlier terminated by us. See “The Exchange Offer—Expiration Date; Extension; Termination; Amendment.”

Withdrawal; Non-Acceptance
You may withdraw shares of Preferred Stock tendered in the exchange offer at any time prior to the expiration of the exchange offer.  In addition, if not previously returned, you may withdraw any shares of Preferred Stock tendered in the exchange offer that are not accepted by us for exchange after the expiration of 40 business days after the commencement of the exchange offer. To withdraw previously-tendered shares of Preferred Stock, you are required to submit a notice of withdrawal to the Exchange Agent in accordance with the procedures described herein and in the Letter of Transmittal.

If we decide for any reason not to accept any shares of Preferred Stock tendered for exchange, the shares will be returned to the registered holder at our expense promptly after the expiration or termination of the exchange offer.

Any withdrawn or unaccepted shares of Preferred Stock will be credited to the tendering holder’s account at the Depository Trust Company (“DTC”). For further information regarding the withdrawal of tendered shares of Preferred Stock, see “The Exchange Offer — Withdrawal Rights.”

Settlement Date
We will issue shares of our common stock and make the related cash payments that are part of the offer consideration in exchange for tendered shares of Preferred Stock that are accepted for exchange promptly after the expiration date of the exchange offer.

Early Tender Consideration and Expiration
Consideration
In exchange for each share of Preferred Stock properly tendered (and not validly withdrawn) and accepted by us: (i) by the Early Tender Date, participating holders of Preferred Stock will receive the following consideration per share of Preferred Stock: (a) 8.77192 shares of our common stock and (b) a cash payment of $19.00 (the “Early Tender Consideration”); and (ii) after the Early Tender Date but prior to the Expiration Date, participating holders of Preferred Stock will receive the following consideration per share of Preferred Stock: (a) 8.77192 shares of our common stock and (b) a cash payment of $18.50 (the “Expiration Consideration”).  In addition, holders will receive in respect of their shares of Preferred Stock that are accepted for exchange, accrued and unpaid dividends on such Preferred Stock up to, but not including, the settlement date of the exchange offer.

Transfer Restrictions
The Preferred Stock was issued in an offering registered under the Securities Act, and therefore is not subject to resale restrictions (other than those shares of Preferred Stock held by our affiliates).  Accordingly, the shares of our common stock issued in exchange for shares of Preferred Stock would be free of resale restrictions if held by persons that are not “affiliates” of ours within the meaning of Rule 405 of the Securities Act.

Holders Eligible to Participate in the
Exchange Offer	All holders of shares of Preferred Stock are eligible to participate in the exchange offer. See “The Exchange Offer—Terms of the Exchange Offer.”

Conditions to the Exchange Offer	The exchange offer is conditioned upon those conditions described in “The Exchange Offer — Conditions to the Exchange Offer.”

The exchange offer is not conditioned upon any minimum number of shares of Preferred Stock being surrendered for exchange.

Procedures for Tendering Shares of
Preferred Stock
If your shares of Preferred Stock are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to participate in the exchange offer, you should contact that registered holder promptly and instruct him, her or it to tender your shares of Preferred Stock on your behalf. If you are a DTC participant, you may electronically transmit your acceptance through DTC’s Automated Tender Offer Program (“ATOP”). See “The Exchange Offer — Procedures for Tendering Preferred Stock” and “The Exchange Offer — The Depository Trust Company Book-Entry Transfer.”

For further information on how to tender shares of Preferred Stock, contact the Information Agent or the Exchange Agent at the telephone number set forth on the back cover of this Offer to Exchange or consult your broker, dealer, commercial bank, trust company or other nominee for assistance.

Amendment and Termination
We have the right to terminate or withdraw, in our sole discretion, the exchange offer at any time and for any reason if the conditions to the exchange offer are not met by the expiration date of the exchange offer. We reserve the right, subject to applicable law, (i) to waive any and all of the conditions of the exchange offer on or prior to the expiration date of the exchange offer and (ii) to amend the terms of the exchange offer. In the event that the exchange offer is terminated, withdrawn or otherwise not consummated on or prior to the expiration date, no consideration will be paid or become payable to holders who have properly tendered their shares of Preferred Stock pursuant to the exchange offer. In any such event, the shares previously tendered pursuant to the exchange offer will be promptly returned to the tendering holders. See “The Exchange Offer—Expiration Date; Extension; Termination; Amendment.”

Consequences of Failure to Exchange
Shares of Preferred Stock
Shares of Preferred Stock not exchanged in the exchange offer will remain outstanding after consummation of the exchange offer and dividends will continue to accumulate in accordance with the terms of the Preferred Stock. If a sufficiently large number of shares of Preferred Stock does not remain outstanding after the exchange offer, the trading market for the remaining shares of Preferred Stock may be less liquid. See “The Exchange Offer — Consequences of Failure to Exchange Preferred Stock in the Exchange Offer.”

Material United States Federal Income Tax
Considerations
The exchange of Preferred Stock for our common stock and cash should be treated as a recapitalization for United States federal income tax purposes.  Accordingly, holders of shares of Preferred Stock participating in the exchange generally may not recognize any loss but may recognize gain or other taxable income up to the amount of cash received in the exchange.

For a summary of the material U.S. federal income tax considerations of the exchange offer see “Material United States Federal Income Tax Considerations.” You should consult your own tax advisor for a full understanding of the tax consequences of participating in the exchange offer.

Brokerage Commissions
No brokerage commissions are payable by the holders of the shares of Preferred Stock the Exchange Agent or us. If your shares of Preferred Stock are held through a broker or other nominee who tenders the shares on your behalf, your broker or nominee may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply.

Use of Proceeds	We will not receive any cash proceeds from the exchange offer.

No Appraisal Rights	Holders of shares of Preferred Stock have no appraisal rights in connection with the exchange offer.

Risk Factors
Your decision whether to participate in the exchange offer and to exchange your shares of Preferred Stock for the offer consideration will involve risk. You should be aware of and carefully consider the risk factors set forth in “Risk Factors,” along with all of the other information provided or referred to in this Offer to Exchange and the documents incorporated by reference herein, before deciding whether to participate in the exchange offer.

Exchange Agent	Continental Stock Transfer & Trust Company.

Information Agent	D.F. King & Co., Inc.

Further Information
If you have questions about the terms of the exchange offer or the procedures for tendering shares of Preferred Stock in the exchange offer or require assistance in tendering your shares of Preferred Stock, please contact the Information Agent or the Exchange Agent. The contact information for the Information Agent and the Exchange Agent are set forth on the back cover page of this Offer to Exchange. If you would like additional copies of this Offer to Exchange, our annual, quarterly, and current reports, proxy statement and other information that we incorporate by reference in this Offer to Exchange please contact either the Information Agent, the Exchange Agent or Investor Relations at the Company.  See “Where You Can Find More Information and Incorporation by Reference.”

RISK FACTORS

In addition to the other information contained in this Offer to Exchange and the information incorporated by reference herein, you should consider carefully the following risk factors relating to us, our common stock and the exchange offer before considering whether to participate in the exchange offer. If any of the following events actually occur, our business, results of operations, financial condition, cash flows or prospects could be materially adversely affected, which in turn could adversely affect the trading price of our common stock. You may lose all or part of your original investment.

Risks Related to the Exchange Offer and Our Common Stock

Upon consummation of the exchange offer, holders who tender their Preferred Stock in exchange for the offer consideration will lose their rights under the Preferred Stock exchanged in the exchange offer, including, without limitation, their rights to future dividend payments.

If you tender your Preferred Stock in exchange for the offer consideration pursuant to the exchange offer, you will be giving up all of your rights as a holder of those shares of Preferred Stock, including, without limitation, your right to future dividend payments.

Holders of the Preferred Stock are entitled to quarterly cash dividends, which are paid when, as and if declared by our board of directors.  If your shares of Preferred Stock are validly tendered and accepted for exchange, you will lose the right to receive any dividend payments on shares of Preferred Stock that might be made after completion of the exchange offer.  You would also lose the right to receive, out of the assets available for distribution to our shareholders and before any distribution is made to the holders of stock ranking junior to the Preferred Stock (including common stock), a liquidation preference in the amount of $100 per share of Preferred Stock, plus accumulated and unpaid dividends, upon any voluntary or involuntary liquidation, winding-up or dissolution of our company.

Any shares of common stock that are issued upon exchange of the Preferred Stock tendered in the exchange offer will be, by definition, junior to claims of the holders of the Preferred Stock.  A holder of Preferred Stock participating in the exchange offer will become subject to all of the risks and uncertainties associated with ownership of our common stock.  These risks may be different from and greater than those associated with holding the Preferred Stock.

The exchange ratios are fixed and will not be adjusted.  The market price of our common stock may fluctuate, and you cannot be sure of the market value of the shares of common stock issued in the exchange offer.

In exchange for each share of a share of Preferred Stock properly tendered (and not validly withdrawn) and accepted by us, (i) by the Early Tender Date, participating holders of Preferred Stock will receive the Early Tender Consideration, and (ii) after the Early Tender Date but prior to the Expiration Date, participating holders of Preferred Stock will receive the Expiration Consideration.  Neither the Early Tender Consideration nor the Expiration Consideration will be adjusted due to any increases or decreases in the market price of our common stock or the Preferred Stock.  The value of the common stock received in the exchange offer will depend upon the market price of a share of our common stock on the settlement date.  The trading price of the common stock will likely be different on the settlement date than it is as of the date the exchange offer commences because of ordinary trading fluctuations as well as changes in our business, operations or prospects, market reactions to the exchange offer, general market and economic conditions and other factors, many of which may not be within our control.  Accordingly, holders of the Preferred Stock will not know the exact market value of our common stock that will be issued in connection with the exchange offer.

We may extend the exchange offer, during which time the market value of our common stock will fluctuate.  See “The Exchange Offer—Expiration Date; Extension; Termination; Amendment.” Promptly following our acceptance of Preferred Stock tendered in the exchange offer, we will issue the shares of common stock as part of the offer consideration, during which time the market value of our common stock will also fluctuate.

If you do not participate in the exchange offer, your shares of Preferred Stock will continue to be subject to our right to cause the conversion of the Preferred Stock into shares of common stock upon satisfaction of certain conditions.
On or after December 15, 2014, if the average of the per share volume weighted average prices of our common stock equals or exceeds 150% of the then prevailing conversion rate for at least 20 trading days in a period of 30 consecutive trading days, we may at our option cause each outstanding share of Preferred Stock to be converted into shares of common stock at the then prevailing conversion rate. The conversion rate is subject to adjustment upon the occurrence of certain dilutive and other events as described in “Description of the Preferred Stock — Mandatory Conversion.”

Additionally, at any time on or after December 15, 2014, if there are fewer than 100,000 shares of Preferred Stock outstanding we may at our option cause each outstanding share of Preferred Stock to be converted into shares of common stock equal to the greater of: (i) the then prevailing conversion rate and (ii) the liquidation preference divided by the average of the daily volume weighted average price of the common stock for each day during a ten consecutive trading day period ending on the second trading day immediately prior to the mandatory conversion date.  See “Description of the Preferred Stock — Mandatory Conversion.”

There may be less liquidity in the market for non-tendered Preferred Stock, and the market price for non-tendered shares of Preferred Stock may therefore decline or become more volatile.

If the exchange offer is consummated, the number of outstanding shares of Preferred Stock will be reduced, perhaps substantially, which may adversely affect the liquidity of non-tendered Preferred Stock.  An issue of securities with a small number available for trading, or float, generally commands a lower price than does a comparable issue of securities with a greater float.  Therefore, the market price for shares of Preferred Stock that are not validly tendered in the exchange offer may be adversely affected.  The reduced float also may tend to make the trading prices of the shares of Preferred Stock that are not exchanged more volatile.

Our board of directors has not made a recommendation as to whether you should tender your Preferred Stock in exchange for the offer consideration in the exchange offer, and we have not obtained a third-party determination that the exchange offer is fair to holders of the Preferred Stock.

Our board of directors has not made, and will not make, any recommendation as to whether holders of the Preferred Stock should tender their Preferred Stock in exchange for the offer consideration pursuant to the exchange offer.  We have not retained and do not intend to retain any unaffiliated representative to act solely on behalf of the holders of the Preferred Stock for purposes of negotiating the terms of the exchange offer, or preparing a report or making any recommendation concerning the fairness of the exchange offer.

The exchange offer may not be consummated.

If each of the conditions to the exchange offer are not satisfied or waived, we will not accept any Preferred Stock tendered in the exchange offer.  See “The Exchange Offer—Conditions to the Exchange Offer” for a list of the conditions to the consummation of the exchange offer.

The price of our common stock recently has been volatile.  This volatility may affect the price at which you could sell your common stock.

The market price for our common stock has varied between a high of $26.80 (in October of 2010) and a low of $1.25 (in March 2009), after giving effect to a 1 for 5 share consolidation on January 29, 2010,  during the period from January 1, 2009 through October 20, 2010.  This volatility may affect the price at which you can sell the common stock you receive in the exchange offer, and the sale of substantial amounts of our common stock could adversely affect the price of our common stock.  Our stock price may continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, which may include:

•	our operating and financial performance and prospects;

•	quarterly variations in the rate of growth of our financial indicators, such as production, reserves, revenues, net income and earnings per share;

•	changes in production, reserves, revenue or earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community;

•	general market conditions, including fluctuations in commodity prices; and

•	domestic and international economic, legal and regulatory factors unrelated to our performance.

We have no plans to pay dividends on our common stock. You may not receive funds without selling your shares.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our financial position, cash flows, results of operations, capital requirements and investment opportunities.  Except for limited exceptions, which include the payment of dividends on our Preferred Stock, our revolving credit facility restricts our ability to make dividends or distributions on our common stock.  Additionally, our revolving credit facility and the indentures governing our 10% Senior Notes due 2013 and our 16% Second Lien Notes due 2014 contain restrictive covenants that may limit our ability to pay cash dividends on our common stock and our Preferred Stock.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

We are not restricted from issuing additional common stock, including securities that are convertible into or exchangeable for, or that represent a right to receive, common stock. The issuance of additional shares of our common stock or convertible securities, including outstanding options, or otherwise will dilute the ownership interest of our common stockholders. Sales of a substantial number of shares of our common stock or other equity-related securities in the public market could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

Risks Related to Our Business and Industry.

The possible lack of business diversification may adversely affect our results of operations.

Unlike other entities that are geographically diversified, we do not have the resources to effectively diversify our operations or benefit from the possible spreading of risks or offsetting of losses. By consummating acquisitions only in the offshore Gulf of Mexico and Gulf Coast onshore our lack of diversification may:

•	subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we operate; and

•	result in our dependency upon a single or limited number of reserve basins.

In addition, the geographic concentration of our properties in the Gulf of Mexico and Gulf Coast onshore means that some or all of the properties could be affected should the region experience:

•	severe weather;

•	delays or decreases in production, the availability of equipment, facilities or services;

•	delays or decreases in the availability of capacity to transport, gather or process production; and/or

•	changes in the regulatory environment.

For example, the oil and gas properties that we acquired in April 2006 were damaged by both Hurricanes Katrina and Rita, and again by Hurricanes Gustav and Ike and the oil and gas properties that we acquired in June 2007 were damaged by Hurricanes Katrina and Rita, which required us to spend a considerable amount of time and capital on inspections, repairs, debris removal, and the drilling of replacement wells. Although we maintain insurance coverage to cover a portion of these types of risks, there may be potential risks associated with our operations not covered by insurance. There also may be certain risks covered by insurance where the policy does not reimburse us for all of the costs related to a loss.

Because all or a number of our properties could experience many of the same conditions at the same time, these conditions could have a relatively greater impact on our results of operations than they might have on other producers who have properties over a wider geographic area.

Our indebtedness may limit our ability to borrow additional funds or capitalize on acquisition or other business opportunities.

We have incurred substantial indebtedness in acquiring our properties. As of September 30, 2010, we had face value of total indebtedness of $712 million. Our leverage and the current and future restrictions contained in the agreements governing our indebtedness may reduce our ability to incur additional indebtedness, engage in certain transactions or capitalize on acquisition or other business opportunities. Our indebtedness and other financial obligations and restrictions could have important consequences. For example, they could:

•	impair our ability to obtain additional financing in the future for capital expenditures, potential acquisitions, general corporate purposes or other purposes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	result in higher interest expense in the event of increases in interest rates since some of our debt is at variable rates of interest;

•	have a material adverse effect if we fail to comply with financial and restrictive covenants in any of our debt agreements, including an event of default if such event is not cured or waived;

•
require us to dedicate a substantial portion of future cash flow to payments of our indebtedness and other financial obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and industry; and

•	place us at a competitive disadvantage to those who have proportionately less debt.

If we are unable to meet future debt service obligations and other financial obligations, we could be forced to restructure or refinance our indebtedness and other financial transactions, seek additional equity or sell assets. We may then be unable to obtain such financing or capital or sell assets on satisfactory terms, if at all.

We expect to have substantial capital requirements, and we may be unable to obtain needed financing on satisfactory terms.

We expect to make substantial capital expenditures for the acquisition, development, production, exploration and abandonment of oil and gas properties. Our capital requirements will depend on numerous factors, and we cannot predict accurately the timing and amount of our capital requirements. We intend to primarily finance our capital expenditures through cash flow from operations. However, if our capital requirements vary materially from those provided for in our current projections, we may require additional financing. A decrease in expected revenues or adverse change in market conditions could make obtaining this financing economically unattractive or impossible.

The cost of raising money in the debt and equity capital markets has increased substantially while the availability of funds from those markets generally has diminished significantly. Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets generally has increased as many lenders and institutional investors have increased interest rates, imposed tighter lending standards, refused to refinance existing debt at maturity at all or on terms similar to our current debt and, in some cases, ceased to provide funding to borrowers.

A significant increase in our indebtedness, or an increase in our indebtedness that is proportionately greater than our issuances of equity, as well as the credit market and debt and equity capital market conditions discussed above could negatively impact our ability to remain in compliance with the financial covenants under our revolving credit facility which could have a material adverse effect on our financial condition, results of operations and cash flows. If we are unable to finance our growth as expected, we could be required to seek alternative financing, the terms of which may not be attractive to us, or not pursue growth opportunities.

Without additional capital resources, we may be forced to limit or defer our planned natural gas and oil exploration and development program and this will adversely affect the recoverability and ultimate value of our natural gas and oil properties, in turn negatively affecting our business, financial condition and results of operations. We may also be unable to obtain sufficient credit capacity with counterparties to finance the hedging of our future crude oil and natural gas production which may limit our ability to manage price risk. As a result, we may lack the capital necessary to complete potential acquisitions, obtain credit necessary to enter into derivative contracts to hedge our future crude oil and natural gas production or to capitalize on other business opportunities.

The borrowing base under our revolving credit facility could be reduced upon the next re-determination date, and may be further reduced in the future if commodity prices decline, which will limit our available funding for exploration and development.

As of September 30, 2010, total outstanding borrowings under our revolving credit facility were $91.5 million and our current borrowing base was $350 million. We expect that the next determination of the borrowing base under our revolving credit facility will occur in the spring of 2011, if the new borrowing base is reduced, the new borrowing base is subject to approval by banks holding not less than 67% of the lending commitments under our revolving credit facility, and the final borrowing base may be lower than the level recommended by the agent for the bank group.

Our borrowing base is re-determined semi-annually by our lenders in their sole discretion. The lenders will re-determine the borrowing base based on an engineering report with respect to our natural gas and oil reserves, which will take into account the prevailing natural gas and oil prices at such time. In the future, we may not be able to access adequate funding under our revolving credit facility as a result of (i) a decrease in our borrowing base due to the outcome of a subsequent borrowing base re-determination, or (ii) an unwillingness or inability on the part of our lending counterparties to meet their funding obligations. If oil and natural gas commodity prices deteriorate, we anticipate that the revised borrowing base under our revolving credit facility may be reduced. As a result, we may be unable to obtain adequate funding under our revolving credit facility or even be required to pay down amounts outstanding under our revolving credit facility to reduce our level of borrowing. If funding is not available when needed, or is available only on unfavorable terms, it could adversely affect our exploration and development plans as currently anticipated and our ability to make new acquisitions, each of which could have a material adverse effect on our production, revenues and results of operations.

The lenders can unilaterally adjust the borrowing base and the borrowings permitted to be outstanding under our revolving credit facility. Any increase in the borrowing base requires the consent of all the lenders. Outstanding borrowings in excess of the borrowing base must be repaid immediately, or we must pledge other natural gas and oil properties as additional collateral. We do not currently have any substantial unpledged properties, and we may not have the financial resources in the future to make any mandatory principal prepayments required under our revolving credit facility.

The recent financial crisis may impact our business and financial condition. We may not be able to obtain funding in the capital markets on terms we find acceptable, or obtain funding under our revolving credit facility because of the deterioration of the capital and credit markets and our borrowing base.

The recent credit crisis and related turmoil in the global financial systems have had an impact on our business and our financial condition, and we may face challenges if economic and financial market conditions do not improve. Historically, we have used our cash flow from operations and borrowings under our revolving credit facility to fund our capital expenditures and have relied on the capital markets to provide us with additional capital for large or exceptional transactions. A continuation or recurrence of the economic crisis could further reduce the demand for oil and natural gas and put downward pressure on the prices for oil and natural gas. Our current borrowing base under our revolving credit facility is $350 million.

In the future, we may not be able to access adequate funding under our revolving credit facility as a result of (i) a decrease in our borrowing base due to the outcome of a subsequent borrowing base redetermination, or (ii) an unwillingness or inability on the part of our lending counterparties to meet their funding obligations. Declines in commodity prices, or a continuing decline in those prices, could result in a determination to lower the borrowing base in the future and, in such case, we could be required to repay any indebtedness in excess of the borrowing base. The turmoil in the financial markets has adversely impacted the stability and solvency of a number of large global financial institutions.

The recent credit crisis made it more difficult to obtain funding in the public and private capital markets. In particular, the cost of raising money in the debt and equity capital markets increased substantially while the availability of funds from those markets generally diminished significantly. Also, as a result of concerns about the general stability of financial markets and the solvency of specific counterparties, the cost of obtaining money from the credit markets increased as many lenders and institutional investors have increased interest rates, imposed tighter lending standards, refused to refinance existing debt at maturity or on terms similar to existing debt or at all, or, in some cases, ceased to provide any new funding.

We and our subsidiaries may be able to incur substantially more debt. This could further increase our leverage and attendant risks.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indentures governing our senior notes and second lien notes and our revolving credit facility do not fully prohibit us or our subsidiaries from doing so. At September 30, 2010, we and our subsidiary guarantors collectively had approximately:

•	$433.4 million face value of secured indebtedness;

•	$1.6 million of unsecured short-term indebtedness; and

•	$277.0 million of other indebtedness, net of unamortized discounts.

If new debt or liabilities are added to our current debt level, the related risks that we now face could increase.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and development and exploration efforts will depend on our ability to generate cash in the future. Our future operating performance and financial results will be subject, in part, to factors beyond our control, including interest rates and general economic, financial and business conditions. We cannot assure that our business will generate sufficient cash flow from operations or that future borrowings or other facilities will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.

If we are unable to generate sufficient cash flow to service our debt, we may be required to:

•	refinance all or a portion of our debt;

•	obtain additional financing;

•	sell some of our assets or operations;

•	reduce or delay capital expenditures, research and development efforts and acquisitions; or

•	revise or delay our strategic plans.

If we are required to take any of these actions, it could have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure that we would be able to take any of these actions, that these actions would enable us to continue to satisfy our capital requirements or that these actions would be permitted under the terms of the our various debt instruments.

The covenants in the indentures governing our 10% Senior Notes due 2013 and our 16% Second Lien Notes due 2014 and our revolving credit facility impose restrictions that may limit our ability and the ability of our subsidiaries to take certain actions. Our failure to comply with these covenants could result in the acceleration of our outstanding indebtedness.

The indentures governing our 10% Senior Notes due 2013 and our 16% Second Lien Notes due 2014 and our revolving credit facility contains various covenants that limit our ability and the ability of our subsidiaries to, among other things:

•	incur dividend or other payment obligations;

•	incur indebtedness and issue preferred stock; or

•	sell or otherwise dispose of assets, including capital stock of subsidiaries.

If we breach any of these covenants, a default could occur. A default, if not waived, would entitle certain of our debt holders to declare all amounts borrowed under the breached indenture to become immediately due and payable, which could also cause the acceleration of obligations under certain other agreements and the termination of our revolving credit facility. In the event of acceleration of our outstanding indebtedness, we cannot assure that we would be able to repay our debt or obtain new financing to refinance our debt. Even if new financing is made available to us, it may not be on terms acceptable to us.

Oil and natural gas prices are volatile, and a decline in oil and natural gas prices would affect our financial results and impede growth.

Our future financial condition, revenues, profitability and carrying value of our properties will depend substantially upon the prices and demand for oil and natural gas. Prices also affect our cash flow available for capital expenditures and our ability to access funds under our revolving credit facility and through the capital markets. The amount available for borrowing under our revolving credit facility is subject to a borrowing base, which is determined by our lenders taking into account our estimated proved reserves and is subject to semi-annual redeterminations based on pricing models determined by the lenders at such time. The markets for these commodities are volatile and even relatively modest drops in prices can affect our financial results and impede our growth.

Natural gas and oil prices historically have been volatile and are likely to continue to be volatile in the future, especially given current geopolitical and economic conditions. For example, the New York Mercantile Exchange (“NYMEX”) crude oil spot price per barrel for the period between January 1, 2010 and September 30, 2010 ranged from a high of $86.84 to a low of $68.01 and the NYMEX natural gas spot price per MMBtu for the period January 1, 2010 to September 30, 2010 ranged from a high of $6.01 to a low of $3.65. Prices for oil and natural gas fluctuate widely in response to relatively minor changes in the supply and demand for oil and natural gas, market uncertainty and a variety of additional factors beyond our control, such as:

•	domestic and foreign supplies of oil and natural gas;

•	price and quantity of foreign imports of oil and natural gas;

•	actions of the Organization of Petroleum Exporting Countries and other state-controlled oil companies relating to oil and natural gas price and production controls;

•	level of consumer product demand;

•	level of global oil and natural gas exploration and productivity;

•	domestic and foreign governmental regulations;

•	level of global oil and natural gas inventories;

•	political conditions in or affecting other oil-producing and natural gas-producing countries, including the current conflicts in the Middle East and conditions in South America and Russia;

•	weather conditions;

•	technological advances affecting oil and natural gas consumption;

•	overall U.S. and global economic conditions; and

•	price and availability of alternative fuels.

Further, oil prices and natural gas prices do not necessarily fluctuate in direct relationship to each other. Lower oil and natural gas prices may not only decrease our expected future revenues on a per unit basis but also may reduce the amount of oil and natural gas that we can produce economically. This may result in us having to make substantial downward adjustments to our estimated proved reserves and could have a material adverse effect on our financial condition and results of operations.

Reserve estimates depend on many assumptions that may turn out to be inaccurate and any material inaccuracies in the reserve estimates or underlying assumptions of our properties will materially affect the quantities and present value of those reserves.

Estimating crude oil and natural gas reserves is complex and inherently imprecise. It requires interpretation of the available technical data and making many assumptions about future conditions, including price and other economic conditions. In preparing such estimates, projection of production rates, timing of development expenditures and available geological, geophysical, production and engineering data are analyzed. The extent, quality and reliability of this data can vary. This process also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. If our interpretations or assumptions used in arriving at our reserve estimates prove to be inaccurate, the amount of oil and gas that will ultimately be recovered may differ materially from the estimated quantities and net present value of reserves owned by us. Any inaccuracies in these interpretations or assumptions could also materially affect the estimated quantities of reserves shown in the reserve reports summarized herein. Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses, decommissioning liabilities and quantities of recoverable oil and gas reserves most likely will vary from estimates. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

We may be limited in our ability to book additional proved undeveloped reserves under the new SEC rules.

We have included in this report certain estimates of our proved reserves as of June 30, 2010 prepared in a manner consistent with our and our independent petroleum consultant’s interpretation of the new SEC rules relating to modernizing reserve estimation and disclosure requirements for oil and natural gas companies. These new rules are effective for annual reporting periods ended on or after December 31, 2009. Included within these new SEC reserve rules is a general requirement that, subject to limited exceptions, proved undeveloped reserves may only be classified as such if a development plan has been adopted indicating that they are scheduled to be drilled within five years of the date of booking. This new rule may limit our potential to book additional proved undeveloped reserves as we pursue our drilling program. Further, if we postpone drilling of proved undeveloped reserves beyond this five-year development horizon, we may have to write off reserves previously recognized as proved undeveloped.

As of June 30, 2010, approximately 30.5% of our total proved reserves were undeveloped and approximately 24.5% of our total proved reserves were developed non-producing. There can be no assurance that all of those reserves will ultimately be developed or produced.

While we have plans or are in the process of developing plans for exploiting and producing a majority of our proved reserves, there can be no assurance that all of those reserves will ultimately be developed or produced. We are not the operator with respect to approximately 27.0% of our proved undeveloped reserves, so we may not be in a position to control the timing of all development activities. Furthermore, there can be no assurance that all of our undeveloped and developed non-producing reserves will ultimately be produced during the time periods we have planned, at the costs we have budgeted, or at all, which could result in the write-off of previously recognized reserves.

Unless we replace crude oil and natural gas reserves our future reserves and production will decline.

Our future crude oil and natural gas production will depend on our success in finding or acquiring additional reserves. If we are unable to replace reserves through drilling or acquisitions, our level of production and cash flows will be adversely affected. In general, production from oil and gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Our total proved reserves decline as reserves are produced unless we conduct other successful exploration and development activities or acquire properties containing proved reserves, or both. Our ability to make the necessary capital investment to maintain or expand our asset base of crude oil and natural gas reserves would be impaired to the extent cash flow from operations is reduced and external sources of capital become limited or unavailable. We may not be successful in exploring for, developing or acquiring additional reserves. We also may not be successful in raising funds to acquire additional reserves.

Relatively short production periods or reserve lives for Gulf of Mexico properties subject us to higher reserve replacement needs and may impair our ability to reduce production during periods of low oil and natural gas prices.

High production rates generally result in recovery of a relatively higher percentage of reserves from properties in the Gulf of Mexico during the initial few years when compared to other regions in the United States. Typically, 50% of the reserves of properties in the Gulf of Mexico are depleted within three to four years. Due to high initial production rates, production of reserves from reservoirs in the Gulf of Mexico generally decline more rapidly than from other producing reservoirs. The vast majority of our existing operations are in the Gulf of Mexico. As a result, our reserve replacement needs from new prospects may be greater than those of other oil and gas companies with longer-life reserves in other producing areas. Also, our expected revenues and return on capital will depend on prices prevailing during these relatively short production periods. Our need to generate revenues to fund ongoing capital commitments or repay debt may limit our ability to slow or shut in production from producing wells during periods of low prices for oil and natural gas.

Our offshore operations will involve special risks that could affect operations adversely.

Offshore operations are subject to a variety of operating risks specific to the marine environment, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for exploration, development or leasehold acquisitions, or result in loss of equipment and properties. In particular, we are not intending to put in place business interruption insurance due to its high cost. We therefore may not be able to rely on insurance coverage in the event of such natural phenomena.

Shallow water ultra-deep shelf wells may require equipment that may delay development and incur longer drilling times that may increase costs.

We are currently participating in the drilling of the shallow-water, ultra-deep shelf appraisal well Davy Jones #14 and a well on South Timbalier 144, also known as Blackbeard East and are awaiting long lead facility equipment on South Timbalier 168, formerly known as Blackbeard West. All of these projects have some of the same geological characteristics as deepwater prospects with a potential for significant reserves. The use of advanced drilling technologies involves a higher risk of technological failure and usually higher costs. In addition, there can be delays in completion due to the need to obtain equipment that must be special ordered.

Deepwater operations present special risks that may adversely affect the cost and timing of development.

Currently, we have minority, non-operated interests in three deepwater fields, Viosca Knoll 822/823, Viosca Knoll 821 and Viosca Knoll 1003. We may evaluate additional activity in the deepwater Gulf of Mexico in the future. Exploration for oil or natural gas in the deepwater of the Gulf of Mexico generally involves greater operational and financial risks than exploration on the shelf. Deepwater drilling generally requires more time and more advanced drilling technologies, involving a higher risk of technological failure and usually higher drilling costs. Deepwater wells often use subsea completion techniques with subsea trees tied back to host production facilities with flow lines. The installation of these subsea trees and flow lines requires substantial time and the use of advanced remote installation mechanics. These operations may encounter mechanical difficulties and equipment failures that could result in cost overruns. Furthermore, the deepwater operations generally lack the physical and oilfield service infrastructure present on the shelf. As a result, a considerable amount of time may elapse between a deepwater discovery and the marketing of the associated oil or natural gas, increasing both the financial and operational risk involved with these operations. Because of the lack and high cost of infrastructure, some reserve discoveries in the deepwater may never be produced economically.

Recent events in the Gulf of Mexico may increase risks, costs and delays in our offshore operations.

The recent explosion and sinking of the Deepwater Horizon drilling rig in the Gulf of Mexico, as well as the resulting oil spill, may lead to increased governmental regulation of our and our industry’s operations in a number of areas, including health and safety, environmental, and licensing, any of which could result in significantly increased costs or delays in our current and future drilling operations. For example, new legislation has been proposed which would revamp federal oversight of offshore drilling, set new safety standards for drilling equipment and well design, increase liability limits for offshore drilling companies and bar companies with lax safety records from obtaining federal leases, among other provisions. Other governmental responses may include deep-water drilling moratoria or other potentially major restrictions on drilling and production. We cannot predict with any certainty whether such regulation will be enacted or what form such regulation could take. Additionally, this event may lead to increased difficulties obtaining insurance coverage on economically manageable terms. Additional governmental regulation or tightening of the insurance markets could increase our costs, cause delays or have a material impact on our business, financial condition and results of operations.

Legislative and regulatory initiatives relating to offshore operations, which include consideration of increases in the minimum levels of demonstrated financial responsibility required to conduct exploration and production operations on the outer continental shelf and elimination of liability limitations on damages, will, if adopted, likely result in increased costs and additional operating restrictions and could have a material adverse effect on our business.

The Oil Pollution Act of 1990 (the “OPA”) and regulations adopted pursuant to the OPA impose a variety of requirements related to the prevention of and response to oil spills into waters of the United States. The OPA subjects operators of offshore leases and owners and operators of oil handling facilities to strict, joint and several liability for all containment and cleanup costs and certain other damages arising from a spill, including, but not limited to, the costs of responding to a release of oil, natural resource damages, and economic damages suffered by persons adversely affected by an oil spill. The OPA also requires owners and operators of offshore oil production facilities to establish and maintain evidence of financial responsibility to cover costs that could be incurred in responding to an oil spill. The OPA currently requires a minimum financial responsibility demonstration of $35 million for companies operating on the Outer Continental Shelf, although the Secretary of Interior may increase this amount up to $150 million in certain situations. The OPA also currently limits the liability of a responsible party for economic damages, excluding all oil spill response costs, to $75 million, although this limit does not apply if a federal safety, construction or operating regulation was violated. The states in which we operate have also adopted similar laws and regulations relating to offshore operations in their waters. The United States Congress is currently considering a variety of amendments to the OPA in response to the recent Deepwater Horizon incident in the Gulf of Mexico, including an increase in the minimum level of financial responsibility, an elimination of all liability limitations on damages, and enhancements to safety and spill-response requirements. Additional state regulation in these areas is also possible. Any new requirements would likely increase the cost of operations for our offshore activities, including insurance costs, and expose us to increased liability, which could have an adverse effect on our results of operations. If we are unable to satisfy new legislative and regulatory requirements, we may be required to curtail operations, sell our offshore properties or operations, or enter into partnerships with other companies that can meet the new requirements, which may have an adverse effect on the value of our offshore assets and the results of our operations. While we believe that we currently are in compliance with the OPA, we cannot predict at this time whether the OPA will be amended or new state regulations adopted, what the substance of any such amendment or regulations will be or what impact any such amendments might have on our operations. In addition, our costs could also increase for our onshore operations due to changes in standard industry practices in anticipation of, or in reaction to, any new offshore regulation.

We suffered ceiling write-downs in fiscal 2009 and may suffer additional ceiling write-downs in future periods.

Under the full cost method of accounting, we are required to perform each quarter, a “ceiling test” that determines a limit on the book value of our oil and gas properties. If the net capitalized cost of proved oil and gas properties, net of related deferred income taxes, plus the cost of unevaluated oil and gas properties, exceeds the present value of estimated future net cash flows discounted at 10%, net of related tax effects, plus the cost of unevaluated oil and gas properties, the excess is charged to expense and reflected as additional accumulated depreciation, depletion and amortization. Prior to June 30, 2010, future net cash flows were based on period-end commodity prices and excluded future cash outflows related to estimated abandonment costs of proved developed properties. Effective with our June 30, 2010 financial statements, prices are based on the average realized prices for the previous twelve-month period. As of the reported balance sheet date, capitalized costs of an oil and gas producing company may not exceed the full cost limitation calculated under the above described rule based on the average previous twelve-month prices for oil and natural gas. However, if prior to the balance sheet date, we enter into certain hedging arrangements for a portion of our future natural gas and oil production, thereby enabling us to receive future cash flows that are higher than the estimated future cash flows indicated, these higher hedged prices are used if they qualify as cash flow hedges.

Because of the significant decline in crude oil and natural gas prices, coupled with the impact of Hurricanes Gustav and Ike, we recognized a non-cash write-down of the net book value of our oil and gas properties of $117.9 million and $459.1 million in the third and second quarters of fiscal 2009, respectively. The write-downs were reduced by $179.9 million and $203.0 million pre-tax as a result of our hedging program in the third and second quarters of fiscal 2009, respectively. Additional write-downs may be required if oil and natural gas prices decline, unproved property values decrease, estimated proved reserve volumes are revised downward or the net capitalized cost of proved oil and gas properties otherwise exceeds the present value of estimated future net cash flows.

We and our subsidiaries may need to obtain bonds or other surety in order to maintain compliance with those regulations promulgated by the U.S. Bureau of Energy Management, Regulation and Enforcement (“BOEM”, formerly known as the Minerals Management Service), which, if required, could be costly and reduce borrowings available under our bank credit facility.

For offshore operations, lessees must comply with the BOEM regulations governing, among other things, engineering and construction specifications for production facilities, safety procedures, plugging and abandonment of wells on the Shelf and removal of facilities. The BOEM’s safety requirements have recently been made more stringent as a result of the April 20, 2010 Deep Water Horizon incident and resulting oil spill in the Gulf of Mexico. To cover the various obligations of lessees on the U.S. Outer Continental Shelf of the Gulf of Mexico, the BOEM generally requires that lessees have substantial net worth or post bonds or other acceptable assurances that such obligations will be met. While we believe that we are currently exempt from the supplemental bonding requirements of the BOEM, the BOEM could re-evaluate our plugging obligations and increase them which could cause us to lose our exemption. The cost of these bonds or other surety could be substantial and there is no assurance that bonds or other surety could be obtained in all cases. In addition, we may be required to provide letters of credit to support the issuance of these bonds or other surety. Such letter of credit would likely be issued under our revolving credit facility and would reduce the amount of borrowings available under such facility in the amount of any such letter of credit obligations. The cost of compliance with these supplemental bonding requirements could materially and adversely affect our financial condition, cash flows and results of operations.

Our insurance may not protect us against business and operating risks.

We maintain insurance for some, but not all, of the potential risks and liabilities associated with our business. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. Due to market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance policies are economically unavailable or available only for reduced amounts of coverage. Although we will maintain insurance at levels we believe are appropriate and consistent with industry practice, we will not be fully insured against all risks, including high-cost business interruption insurance and drilling and completion risks that are generally not recoverable from third parties or insurance. In addition, pollution and environmental risks generally are not fully insurable. Losses and liabilities from uninsured and underinsured events and delay in the payment of insurance proceeds could have a material adverse effect on our financial condition and results of operations. Due to a number of recent catastrophic events like the terrorist attacks on September 11, 2001, Hurricanes Ivan, Katrina, Rita, Gustav and Ike, and the April 20, 2010 Deep Water Horizon incident, insurance underwriters increased insurance premiums for many of the coverages historically maintained and issued general notices of cancellation and significant changes for a wide variety of insurance coverages. The oil and natural gas industry suffered extensive damage from Hurricanes Ivan, Katrina, Rita, Gustav and Ike. As a result, insurance costs have increased significantly from the costs that similarly situated participants in this industry have historically incurred. Insurers are requiring higher retention levels and limit the amount of insurance proceeds that are available after a major wind storm in the event that damages are incurred. If storm activity in the future is as severe as it was in 2005 or 2008, insurance underwriters may no longer insure Gulf of Mexico assets against weather-related damage. In addition, we do not intend to put in place business interruption insurance due to its high cost. This insurance may not be economically available in the future, which could adversely impact business prospects in the Gulf of Mexico and adversely impact our operations. If an accident or other event resulting in damage to our operations, including severe weather, terrorist acts, war, civil disturbances, pollution or environmental damage, occurs and is not fully covered by insurance or a recoverable indemnity from a vendor, it could adversely affect our financial condition and results of operations. Moreover, we may not be able to maintain adequate insurance in the future at rates we consider reasonable or be able to obtain insurance against certain risks.

Competition for oil and gas properties and prospects is intense and some of our competitors have larger financial, technical and personnel resources that could give them an advantage in evaluating and obtaining properties and prospects.

We operate in a highly competitive environment for reviewing prospects, acquiring properties, marketing oil and gas and securing trained personnel. Many of our competitors are major or independent oil and gas companies that possess and employ financial resources that allow them to obtain substantially greater technical and personnel resources than we. We actively compete with other companies when acquiring new leases or oil and gas properties. For example, new leases acquired from the BOEM are acquired through a “sealed bid” process and are generally awarded to the highest bidder. These additional resources can be particularly important in reviewing prospects and purchasing properties. Competitors may be able to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Competitors may also be able to pay more for productive oil and gas properties and exploratory prospects than we are able or willing to pay. If we are unable to compete successfully in these areas in the future, our future revenues and growth may be diminished or restricted.

The present value of future net cash flows from our proved reserves is not necessarily the same as the current market value of our estimated natural gas reserves.

We base the estimated discounted future net cash flows from our proved reserves on average prices for the preceding twelve-month period and costs in effect on the day of the estimate. However, actual future net cash flows from our natural gas and oil properties will be affected by factors such as:

•	supply of and demand for natural gas and oil;

•	the volume, pricing and duration of our natural gas and oil hedging contracts;

•	actual prices we receive for natural gas and oil;

•	our actual operating costs in producing natural gas and oil;

•	the amount and timing of our capital expenditures and decommissioning costs;

•	the amount and timing of actual production; and

•	changes in governmental regulations or taxation.

The timing of both our production and our incurrence of expenses in connection with the development and production of natural gas and oil properties will affect the timing of actual future net cash flows from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the natural gas and oil industry in general. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves, which could adversely affect our business, results of operations and financial condition.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oil field services could adversely affect our ability to execute exploration and exploitation plans on a timely basis and within budget, and consequently could adversely affect our anticipated cash flow.

We utilize third-party services to maximize the efficiency of our organization. The cost of oil field services may increase or decrease depending on the demand for services by other oil and gas companies. While we currently have excellent relationships with oil field service companies, there is no assurance that we will be able to contract for such services on a timely basis or that the cost of such services will remain at a satisfactory or affordable level. Shortages or the high cost of drilling rigs, equipment, supplies or personnel could delay or adversely affect our exploitation and exploration operations, which could have a material adverse effect on our business, financial condition or results of operations.

Our future business will involve many uncertainties and operating risks that can prevent us from realizing profits and can cause substantial losses.

We engage in exploration and development drilling activities. Any such activities may be unsuccessful for many reasons. In addition to a failure to find oil or natural gas, drilling efforts can be affected by adverse weather conditions (such as hurricanes and tropical storms in the Gulf of Mexico), cost overruns, equipment shortages and mechanical difficulties. Therefore, the successful drilling of an oil or gas well does not ensure we will realize a profit on our investment. A variety of factors, both geological and market-related, could cause a well to become uneconomic or only marginally economic. In addition to their costs, unsuccessful wells could impede our efforts to replace reserves.

Our business involves a variety of inherent operating risks, including:

•	fires;

•	explosions;

•	blow-outs and surface cratering;

•	uncontrollable flows of gas, oil and formation water;

•	natural disasters, such as hurricanes and other adverse weather conditions;

•	pipe, cement, subsea well or pipeline failures;

•	casing collapses;

•	mechanical difficulties, such as lost or stuck oil field drilling and service tools;

•	abnormally pressured formations; and

•	environmental hazards, such as gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

If we experience any of these problems, well bores, platforms, gathering systems and processing facilities could be affected, which could adversely affect our ability to conduct operations. We could also incur substantial losses due to costs and/or liability incurred as a result of:

•	injury or loss of life;

•	severe damage to and destruction of property, natural resources and equipment;

•	pollution and other environmental damage;

•	clean-up responsibilities;

•	regulatory investigations and penalties;

•	suspension of our operations; and

•	repairs to resume operations.

Market conditions or transportation impediments may hinder access to oil and gas markets, delay production or increase our costs.

Market conditions, the unavailability of satisfactory oil and natural gas transportation or the remote location of our drilling operations may hinder our access to oil and natural gas markets or delay production. The availability of a ready market for oil and gas production depends on a number of factors, including the demand for and supply of oil and gas and the proximity of reserves to pipelines or trucking and terminal facilities. In deepwater operations, market access depends on the proximity of and our ability to tie into existing production platforms owned or operated by others and the ability to negotiate commercially satisfactory arrangements with the owners or operators. We may be required to shut in wells or delay initial production for lack of a market or because of inadequacy or unavailability of pipeline or gathering system capacity. Restrictions on our ability to sell our oil and natural gas may have several other adverse effects, including higher transportation costs, fewer potential purchasers (thereby potentially resulting in a lower selling price) or, in the event we were unable to market and sustain production from a particular lease for an extended time, possible loss of a lease due to lack of production. In the event that we encounter restrictions in our ability to tie our production to a gathering system, we may face considerable delays from the initial discovery of a reservoir to the actual production of the oil and gas and realization of revenues. In some cases, our wells may be tied back to platforms owned by parties with no economic interests in these wells. There can be no assurance that owners of such platforms will continue to operate the platforms. If the owners cease to operate the platforms or their processing equipment, we may be required to shut in the associated wells, which could adversely affect our results of operations.

We are not the operator on all of our properties and therefore are not in a position to control the timing of development efforts, the associated costs, or the rate of production of the reserves on such properties.

As we carry out our planned drilling program, we will not serve as operator of all planned wells. We currently operate approximately 80% of our properties. As a result, we may have limited ability to exercise influence over the operations of some non-operated properties or their associated costs. Dependence on the operator and other working interest owners for these projects, and limited ability to influence operations and associated costs could prevent the realization of targeted returns on capital in drilling or acquisition activities. The success and timing of development and exploitation activities on properties operated by others depend upon a number of factors that will be largely outside of our control, including:

•	the timing and amount of capital expenditures;

•	the availability of suitable offshore drilling rigs, drilling equipment, support vessels, production and transportation infrastructure and qualified operating personnel;

•	the operator’s expertise and financial resources;

•	approval of other participants in drilling wells;

•	selection of technology; and

•	the rate of production of the reserves.

We are exposed to trade credit risk in the ordinary course of our business activities.

We are exposed to risks of loss in the event of nonperformance by our vendors, customers and by counterparties to our price risk management arrangements. Some of our vendors, customers and counterparties may be highly leveraged and subject to their own operating and regulatory risks. Many of our vendors, customers and counterparties finance their activities through cash flow from operations, the incurrence of debt or the issuance of equity. Recently, there has been a significant decline in the credit markets and the availability of credit. Additionally, many of our vendors’, customers’ and counterparties’ equity values have substantially declined. The combination of reduction of cash flow resulting from declines in commodity prices and the lack of availability of debt or equity financing may result in a significant reduction in our vendors, customers and counterparties liquidity and ability to make payments or perform on their obligations to us. Even if our credit review and analysis mechanisms work properly, we may experience financial losses in our dealings with other parties. Any increase in the nonpayment or nonperformance by our vendors, customers and/or counterparties could reduce our cash flows.

Our operations will be subject to environmental and other government laws and regulations that are costly and could potentially subject us to substantial liabilities.

Our oil and gas exploration, production, and related operations are subject to extensive rules and regulations promulgated by federal, state, and local agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry increases our cost of doing business and affects our profitability. Because such rules and regulations are frequently amended or reinterpreted, we are unable to predict the future cost or impact of complying with such laws.

All of the jurisdictions in which we operate generally require permits for drilling operations, drilling bonds, and reports concerning operations and impose other requirements relating to the exploration and production of oil and gas. Such jurisdictions also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and gas properties, the establishment of maximum rates of production from oil and gas wells and the spacing, plugging and abandonment of such wells. The statutes and regulations of certain jurisdictions also limit the rate at which oil and gas can be produced from our properties.

The Federal Energy Regulatory Commission (“FERC”) regulates interstate natural gas transportation rates and service conditions, which affect the marketing of gas we produce, as well as the revenues we receive for sales of such production. Since the mid-1980s, the FERC has issued various orders that have significantly altered the marketing and transportation of gas. These orders resulted in a fundamental restructuring of interstate pipeline sales and transportation services, including the unbundling by interstate pipelines of the sales, transportation, storage and other components of the city-gate sales services such pipelines previously performed. These FERC actions were designed to increase competition within all phases of the gas industry. The interstate regulatory framework may enhance our ability to market and transport our gas, although it may also subject us to greater competition and to the more restrictive pipeline imbalance tolerances and greater associated penalties for violation of such tolerances.

Our sales of oil and natural gas liquids are not presently regulated and are made at market prices. The price we receive from the sale of those products is affected by the cost of transporting the products to market. The FERC has implemented regulations establishing an indexing system for transportation rates for oil pipelines, which, generally, would index such rate to inflation, subject to certain conditions and limitations. We are not able to predict with any certainty what effect, if any, these regulations will have on us, but, other factors being equal, the regulations may, over time, tend to increase transportation costs which may have the effect of reducing wellhead prices for oil and natural gas liquids.

Under the EP Act 2005, FERC has civil penalty authority under the NGA to impose penalties for current violations of up to $1 million per day for each violation and disgorgement of profits associated with any violation. While our operations have not been regulated by FERC under the NGA, FERC has adopted regulations that may subject certain of our otherwise non-FERC jurisdictional entities to FERC annual reporting and daily scheduled flow and capacity posting requirements, as described more fully in Item 1 above. Additional rules and legislation pertaining to those and other matters may be considered or adopted by FERC from time to time. Failure to comply with those regulations in the future could subject us to civil penalty liability.

Our oil and gas operations are subject to stringent laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection. These laws and regulations:

•	require the acquisition of a permit before drilling commences;

•	restrict the types, quantities and concentration of substances that can be released into the environment in connection with drilling and production activities;

•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas; and

•	impose substantial liabilities for pollution resulting from operations.

Failure to comply with these laws and regulations may result in:

•	the imposition of administrative, civil and/or criminal penalties;

•	incurring investigatory or remedial obligations; and

•	the imposition of injunctive relief, which could limit or restrict our operations.

Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to attain and maintain compliance and may otherwise have a material adverse effect on our industry in general and on our own results of operations, competitive position or financial condition. Although we intend to be in compliance in all material respects with all applicable environmental laws and regulations, we cannot assure you that we will be able to comply with existing or new regulations. In addition, the risk of accidental spills, leakages or other circumstances could expose us to extensive liability.

We are unable to predict the effect of additional environmental laws and regulations that may be adopted in the future, including whether any such laws or regulations would materially adversely increase our cost of doing business or affect operations in any area.

Under certain environmental laws and regulations, we could be held strictly liable for the removal or remediation of previously released materials or property contamination regardless of whether we were responsible for the release or contamination, or if current or prior operations were conducted consistent with accepted standards of practice. Such liabilities can be significant, and if imposed could have a material adverse effect on our financial condition or results of operations.

Our sales of oil and natural gas, and any hedging activities related to such energy commodities, expose us to potential regulatory risks.

The FERC, the Federal Trade Commission and the Commodity Futures Trading Commission (“CFTC”) hold statutory authority to monitor certain segments of the physical and futures energy commodities markets relevant to our business. These agencies have imposed broad regulations prohibiting fraud and manipulation of such markets. With regard to our physical sales of oil and natural gas, and any hedging activities related to these energy commodities, we are required to observe the market-related regulations enforced by these agencies, which hold substantial enforcement authority. Failure to comply with such regulations, as interpreted and enforced, could materially and adversely affect our financial condition or results of operations.

Climate change legislation or regulations restricting emissions of “greenhouse gases” could result in increased operating costs and reduced demand for the oil and natural gas we produce while the physical effects of climate change could disrupt our production and cause us to incur costs in preparing for or responding to those effects.

On December 15, 2009, the U.S. Environmental Protection Agency, or “EPA” published its final findings that emissions of carbon dioxide, methane and other “greenhouse gases” present an endangerment to public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth’s atmosphere and other climatic changes. These findings allow the EPA to adopt and implement regulations that would restrict emissions of greenhouse gases under existing provisions of the federal Clean Air Act. Accordingly, the EPA has adopted regulations that would require a reduction in emissions of greenhouse gases from motor vehicles and could trigger permit review for greenhouse gas emissions from certain stationary sources. In addition, on October 30, 2009, the EPA published a final rule requiring the reporting of greenhouse gas emissions from specified large greenhouse gas emission sources in the United States beginning in 2011 for emissions occurring in 2010. In March 2010, the EPA announced a proposed rulemaking that would expand its final rule on reporting of greenhouse gas emissions to include owners and operators of petroleum and natural gas systems. If the proposed rule is finalized in its current form, monitoring of those newly covered sources would commence on January 1, 2011. The adoption and implementation of any regulations imposing reporting obligations on, or limiting emissions of greenhouse gases from, our equipment and operations could require us to incur costs to reduce emissions of greenhouse gases associated with our operations. Further, Congress is presently considering, and almost one-half of the states have adopted, legislation that seeks to control or reduce emissions of greenhouse gases from a wide range of sources. Any such legislation could adversely affect demand for the oil and natural gas we produce. Finally, it should be noted that some scientists have concluded that increasing concentrations of greenhouse gases in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events. If any such effects were to occur, they could have an adverse effect on our operations and cause us to incur costs in preparing for or responding to those effects.

The adoption of derivatives legislation by Congress could have an adverse impact on our ability to hedge risks associated with our business.

The United States Congress recently adopted comprehensive financial reform legislation that establishes federal oversight and regulation of the over-the-counter derivatives market and entities, such as us, that participate in that market. The new legislation was signed into law by the President on July 21, 2010, and requires the CFTC and the SEC to promulgate rules and regulations implementing the new legislation within 360 days from the date of enactment. The CFTC has also proposed regulations to set position limits for certain futures and option contracts in the major energy markets, although it is not possible at this time to predict whether or when the CFTC will adopt those rules or include comparable provisions in its rulemaking under the new legislation. The financial reform legislation may also require us to comply with margin requirements and with certain clearing and trade-execution requirements in connection with our derivative activities, although the application of those provisions to us is uncertain at this time. The financial reform legislation may also require the counterparties to our derivative instruments to spin off some of their derivatives activities to a separate entity, which may not be as creditworthy as the current counterparty. The new legislation and any new regulations could significantly increase the cost of derivative contracts (including through requirements to post collateral which could adversely affect our available liquidity), materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks we encounter, reduce our ability to monetize or restructure our existing derivative contracts, and increase our exposure to less creditworthy counterparties. If we reduce our use of derivatives as a result of the legislation and regulations, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures. Finally, the legislation was intended, in part, to reduce the volatility of oil and natural gas prices, which some legislators attributed to speculative trading in derivatives and commodity instruments related to oil and natural gas. Our revenues could therefore be adversely affected if a consequence of the legislation and regulations is to lower commodity prices. Any of these consequences could have a material effect on our financial condition and our results of operations.

Risks Associated with Acquisitions and Our Risk Management Program

Our acquisitions may be stretching our existing resources.

Since our inception in July 2005, we have made four major acquisitions and have become a reporting company in the United States. Future transactions may prove to stretch our internal resources and infrastructure. As a result, we may need to invest in additional resources, which will increase our costs. Any further acquisitions we make over the short term would likely exacerbate these risks.

We may be unable to successfully integrate the operations of the properties we acquire.

Integration of the operations of the properties we acquire with our existing business will be a complex, time-consuming and costly process. Failure to successfully integrate the acquired businesses and operations in a timely manner may have a material adverse effect on our business, financial condition, results of operations and cash flows. The difficulties of combining the acquired operations include, among other things:

•	operating a larger organization;

•	coordinating geographically disparate organizations, systems and facilities;

•	integrating corporate, technological and administrative functions;

•	diverting management’s attention from other business concerns;

•	an increase in our indebtedness; and

•	potential environmental or regulatory liabilities and title problems.

The process of integrating our operations could cause an interruption of, or loss of momentum in, the activities of our business. Members of our senior management may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage our business. If our senior management is not able to effectively manage the integration process, or if any business activities are interrupted as a result of the integration process, our business could suffer.

In addition, we face the risk of identifying, competing for and pursuing other acquisitions, which takes time and expense and diverts management’s attention from other activities.

We may not realize all of the anticipated benefits from our acquisitions.

We may not realize all of the anticipated benefits from our future acquisitions, such as increased earnings, cost savings and revenue enhancements, for various reasons, including difficulties integrating operations and personnel, higher than expected acquisition and operating costs or other difficulties, unknown liabilities, inaccurate reserve estimates and fluctuations in market prices.

If we are unable to effectively manage the commodity price risk of our production if energy prices fall, we may not realize the anticipated cash flows from our acquisitions.

Compared to some other participants in the oil and gas industry, we are a relatively small company with modest resources. Therefore, there is the possibility that we may be unable to find counterparties willing to enter into derivative arrangements with us or be required to either purchase relatively expensive put options, or commit to deliver future production, to manage the commodity price risk of our future production. To the extent that we commit to deliver future production, we may be forced to make cash deposits available to counterparties as they mark to market these financial hedges. Proposed changes in regulations affecting derivatives may further limit or raise the cost, or increase the credit support required to hedge. This funding requirement may limit the level of commodity price risk management that we are prudently able to complete. In addition, we are unlikely to hedge undeveloped reserves to the same extent that we hedge the anticipated production from proved developed reserves. If we fail to manage the commodity price risk of our production and energy prices fall, we may not be able to realize the cash flows from our assets that are currently anticipated even if we are successful in increasing the production and ultimate recovery of reserves.

If we place hedges on future production and encounter difficulties meeting that production, we may not realize the originally anticipated cash flows.

Our assets consist of a mix of reserves, with some being developed while others are undeveloped. To the extent that we sell the production of these reserves on a forward-looking basis but do not realize that anticipated level of production, our cash flow may be adversely affected if energy prices rise above the prices for the forward-looking sales. In this case, we would be required to make payments to the purchaser of the forward-looking sale equal to the difference between the current commodity price and that in the sales contract multiplied by the physical volume of the shortfall. There is the risk that production estimates could be inaccurate or that storms or other unanticipated problems could cause the production to be less than the amount anticipated, causing us to make payments to the purchasers pursuant to the terms of the hedging contracts.

Our price risk management activities could result in financial losses or could reduce our income, which may adversely affect our cash flows.

We enter into derivative contracts to reduce the impact of natural gas and oil price volatility on our cash flow from operations. Currently, we use a combination of natural gas and crude oil put, swap and collar arrangements to mitigate the volatility of future natural gas and oil prices received.

Our actual future production may be significantly higher or lower than we estimate at the time we enter into derivative contracts for such period. If the actual amount of production is higher than we estimate, we will have greater commodity price exposure than we intended. If the actual amount of production is lower than the notional amount that is subject to our derivative financial instruments, we might be forced to satisfy all or a portion of our derivative transactions without the benefit of the cash flow from our sale of the underlying physical commodity, resulting in a substantial diminution of our liquidity. As a result of these factors, our hedging activities may not be as effective as we intend in reducing the volatility of our cash flows, and in certain circumstances may actually increase the volatility of our cash flows. In addition, our price risk management activities are subject to the following risks:

•	a counterparty may not perform its obligation under the applicable derivative instrument;

•	there may be a change in the expected differential between the underlying commodity price in the derivative instrument and the actual price received; and

•	the steps we take to monitor our derivative financial instruments may not detect and prevent violations of our risk management policies and procedures.

The properties we acquire may not produce as projected, and we may be unable to determine reserve potential, identify liabilities associated with the acquired properties or obtain protection from sellers against such liabilities.

The properties we acquire may not produce as expected, may be in an unexpected condition and we may be subject to increased costs and liabilities, including environmental liabilities. Although we review properties prior to acquisition in a manner consistent with industry practices, such reviews are not capable of identifying all potential conditions. Generally, it is not feasible to review in depth every individual property involved in each acquisition. We focus our review efforts on the higher-value properties or properties with known adverse conditions and will sample the remainder. However, even a detailed review of records and properties may not necessarily reveal existing or potential problems or permit a buyer to become sufficiently familiar with the properties to fully assess their condition, any deficiencies, and development potential.

Other Risks

We depend on key personnel, the loss of any of whom could materially adversely affect future operations.

Our success will depend to a large extent upon the efforts and abilities of our executive officers and key operations personnel. The loss of the services of one or more of these key employees could have a material adverse effect on us. Our business will also be dependent upon our ability to attract and retain qualified personnel. Acquiring and keeping these personnel could prove more difficult or cost substantially more than estimated. This could cause us to incur greater costs, or prevent us from pursuing our strategy as quickly as we would otherwise wish to do.

Unanticipated decommissioning costs could materially adversely affect our future financial position and results of operations.

We may become responsible for unanticipated costs associated with abandoning and reclaiming wells, facilities and pipelines. Abandonment and reclamation of facilities and the costs associated therewith is often referred to as “decommissioning.” Should decommissioning be required that is not presently anticipated or the decommissioning be accelerated, such as can happen after a hurricane, such costs may exceed the value of reserves remaining at any particular time. We may have to draw on funds from other sources to satisfy such costs. The use of other funds to satisfy such decommissioning costs could have a material adverse effect on our financial position and results of operations.

If we are unable to acquire or renew permits and approvals required for operations, we may be forced to suspend or cease operations altogether.

The construction and operation of energy projects require numerous permits and approvals from governmental agencies. We may not be able to obtain all necessary permits and approvals, and as a result our operations may be adversely affected. In addition, obtaining all necessary permits and approvals may necessitate substantial expenditures and may create a risk of expensive delays or loss of value if a project is unable to proceed as planned due to changing requirements or local opposition.

We may be taxed as a United States corporation.

We are incorporated under the laws of Bermuda because of our long-term desire to have substantial business interests outside the United States. Currently, legislation in the United States that penalizes domestic corporations that reincorporate in a foreign country does not affect us, but future legislation could.

We plan to purchase any U.S. assets through our wholly owned subsidiary Energy XXI, Inc. Energy XXI, Inc. and its subsidiaries will pay U.S. taxes on U.S. income. We do not currently intend to engage in any business activity in the United States. However, there is a risk that some or all of our income could be challenged, and considered as effectively connected to a U.S. trade or business, and therefore subject to U.S. taxation. In consideration of this risk, we and our U.S. subsidiaries have implemented certain operational steps to separate the U.S. operations from our other operations. In general, employees based in the United States will be employees of our U.S. subsidiaries, and will be paid for their services by such U.S. subsidiaries. Salaries of our employees who are U.S. residents and who render services to the U.S. business activities will be allocated as expenses of the U.S. subsidiaries.

Certain U.S. federal income tax deductions currently available with respect to oil and gas exploration and development may be eliminated as a result of future legislation.

The Proposed Fiscal Year 2011 Budget includes proposed legislation that would, if enacted into law, make significant changes to United States tax laws, including the elimination of certain key U.S. federal income tax incentives currently available to oil and natural gas exploration and production companies. These changes include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and natural gas properties, (ii) the elimination of current deductions for intangible drilling and development costs, (iii) the elimination of the deduction for certain domestic production activities, and (iv) an extension of the amortization period for certain geological and geophysical expenditures. It is unclear whether any such changes will be enacted or how soon any such changes could become effective. The passage of any legislation as a result of these proposals or any other similar changes in U.S. federal income tax laws could eliminate certain tax deductions that are currently available with respect to oil and gas exploration and development, and any such change could negatively affect Energy XXI, Inc. and its subsidiaries and, thus, our financial condition and results of operations.

USE OF PROCEEDS

We will not receive any cash proceeds from the exchange offer.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table presents our ratios of consolidated earnings to fixed charges and preferred stock dividends for the periods presented.

	Period from July 25, 2005 through June 30,	Year Ended June 30,
	2006	2007	2008	2009	2010
Ratio of earnings to fixed charges and preferred stock dividends (1)(2)	2.09	1.61	1.40	—	1.46

(1)
For purposes of calculating the ratio of consolidated earnings to fixed changes and preferred stock dividends, earnings consist of income (loss) before income taxes plus fixed changes, less preference security dividend requirements.  Fixed charges consist of interest expense, amortization of deferred financing fees and original issue discount and preference security dividend requirements.

(2)
For the year ended June 30, 2009, earnings were inadequate to cover fixed changes and preferred stock dividends, and the ratio or earnings to fixed changes and preferred stock dividends therefore has not been presented for that year.  The coverage deficiency necessary for the ratio of earnings to fixed changes and preferred stock dividends to equal 1.00x (one-to-one coverage was $594.0 million for the year ended June 30, 2009.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2010 on an actual basis and as adjusted to give effect to (1) the exchange of 419,500 shares of Preferred Stock for 4,012,704 shares of our common stock pursuant to exchange agreements we consummated on October 14, 2010 and October 18, 2010 and (2) the consummation of the exchange offer assuming all 680,500 shares of Preferred Stock we are offering to exchange in the exchange offer are exchanged (assuming no Early Tender Consideration is paid), and reflecting the estimated expenses of the exchange offer.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended June 30, 2010 and our historical financial statements and related notes, which are incorporated by reference in this Offer to Exchange.

	June 30, 2010
	Actual	As Adjusted
	(In thousands)

Cash and cash equivalents	$14,224	$14,224

Long-term debt
Revolving credit facility	$109,457	$123,514
10% Senior notes	276,500	276,500
16% Second lien notes	385,529	385,529
Other	596	596
Total long-term debt	772,082	786,139
Stockholders’ equity:
7.25% convertible perpetual preferred stock, liquidation preference of $100 per share, 1,100,000 shares issued and outstanding, 0 shares as adjusted	11	—
Common stock, $0.005 par value, 50,636,719 shares issued and outstanding, 60,618,714 shares as adjusted	254	323
Additional paid-in capital	901,457	909,133
Retained earnings (deficit)	(492,867)	(514,658)
Accumulated other comprehensive income	27,706	27,706
Total stockholders’ equity	436,561	422,504
Total capitalization	$1,208,643	$1,208,643
__________________________

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth summary consolidated financial data as of and for each of the years ended June 30, 2008, 2009 and 2010. This data was derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2010. The financial data below is only a summary. It should be read in conjunction with our historical consolidated financial statements, including the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the annual, quarterly and current reports filed by us with the SEC. See “Where You Can Find More Information and Incorporation by Reference.”

	Year Ended June 30,
	2010	2009	2008
	(In thousands, except per share amounts)

Income Statement Data
Revenues	$498,931	$433,830	$643,232

Depreciation, Depletion and Amortization	181,640	217,207	307,389
Impairment of Oil and Gas Properties	—	576,996	—
Operating Income (Loss)	102,047	(517,217)	143,600
Other Income (Expense) – Net	(58,483)	(76,751)	(101,857)
Net Income (Loss)	27,320	(571,629)	26,869

Basic Earnings (Loss) per Common Share	$0.56	$(19.77)	$1.57

Diluted Earnings (Loss) per Common Share	$0.56	$(19.77)	$1.49

Cash Flow Data
Provided by (Used in)
Operating Activities	$121,213	$245,835	$414,647
Investing Activities
Acquisitions	(293,037)	—	(40,016)
Investment in properties	(145,112)	(266,012)	(357,173)
Other	53,989	2,935	(296)
Total Investing Activities	(384,160)	(263,077)	(397,485)
Financing Activities	188,246	(62,795)	132,016
Increase (Decrease) in Cash	$(74,701)	$(80,037)	$149,178

Dividends Paid per Average Common Share	—	$0.075	—

	June 30,
	2010	2009	2008
	(In thousands)
Balance Sheet Data
Total Assets	$1,566,491	$1,328,662	$2,049,931
Long-term Debt Including Current Maturities	774,600	862,827	952,222
Stockholders’ Equity	436,561	127,500	374,585
Common Shares Outstanding	50,637	29,150	28,987

THE EXCHANGE OFFER

No Recommendation

None of Energy XXI (Bermuda) Limited or its board of directors, the Information Agent or the Exchange Agent makes any recommendation as to whether you should tender any shares of Preferred Stock or refrain from tendering shares of Preferred Stock in the exchange offer. Accordingly, you must make your own decision as to whether to tender shares of Preferred Stock in the exchange offer and, if so, the number of shares of Preferred Stock to tender. Participation in the exchange offer is voluntary, and you should carefully consider whether to participate before you make your decision. We urge you to carefully read this Offer to Exchange in its entirety, including the information set forth in the section of this Offer to Exchange entitled “Risk Factors” and the information incorporated by reference herein. We also urge you to consult your own financial and tax advisors in making your own decisions on what action, if any, to take in light of your own particular circumstances.

Purpose of the Exchange Offer

The purpose of the exchange offer is to reduce our fixed dividend obligations and increase the percentage of our capitalization that is common stock.

Terms of the Exchange Offer

We are offering to exchange, upon the terms and subject to the conditions set forth in this Offer to Exchange and the accompanying Letter of Transmittal, any and all shares of our outstanding Preferred Stock for newly issued shares of our common stock and a cash payment.

In exchange for each share of Preferred Stock properly tendered (and not validly withdrawn) and accepted by us: (i) by 5:00 p.m., New York City time, on November 4, 2010 (such time and date, as the same may be extended, the “Early Tender Date”), participating holders of Preferred Stock will receive the following consideration per share of Preferred Stock: (a) 8.77192 shares of our common stock and (b) a cash payment of $19.00 (the “Early Tender Consideration”); and (ii) after the Early Tender Date but prior to Midnight, New York City time, on November 18, 2010 (such time and date, as the same may be extended, the “Expiration Date”), participating holders of Preferred Stock will receive the following consideration per share of Preferred Stock: (a) 8.77192 shares of our common stock and (b) a cash payment of $18.50 (the “Expiration Consideration”). In addition, holders will receive in respect of their shares of Preferred Stock that are accepted for exchange, accrued and unpaid dividends on such Preferred Stock up to, but not including, the settlement date of the exchange offer.

We will issue shares of our common stock and make the related cash payments that are part of the offer consideration in exchange for tendered shares of Preferred Stock that are accepted for exchange promptly after the expiration date of the exchange offer. We will not issue fractional shares of our common stock in the exchange offer. See “—Fractional Shares” below. As used in this Offer to Exchange, “Settlement Date” means the date that shares of our common stock are issued and the other offer consideration is paid upon exchange of the shares of Preferred Stock pursuant to the exchange offer.

This Offer to Exchange and the Letter of Transmittal are being sent to all registered holders of shares of Preferred Stock. There will be no fixed record date for determining registered holders of Preferred Stock entitled to participate in the exchange offer. There is no minimum number of shares of Preferred Stock that is required for tender.

Any shares of Preferred Stock that are accepted for exchange in the exchange offer will be cancelled. Shares tendered but not accepted because they were not validly tendered shall remain outstanding upon completion of the exchange offer. If any tendered shares of Preferred Stock are not accepted for exchange and payment because of an invalid tender, the occurrence of other events set forth in this Offer to Exchange or otherwise, all unaccepted shares of Preferred Stock will be returned, without expense, to the tendering holder promptly after the expiration of the exchange offer.

Our obligation to accept shares of Preferred Stock tendered pursuant to the exchange offer is limited by the conditions listed below under “— Conditions to the Exchange Offer.” We currently expect that each of the conditions will be satisfied and that no waivers will be necessary.

Holders who tender shares of Preferred Stock in the exchange offer will not be required to pay brokerage commissions or fees to the Information Agent, the Exchange Agent or us. If your shares of Preferred Stock are held through a broker or other nominee who tenders the shares of Preferred Stock on your behalf, your broker or nominee may charge you a commission for doing so. Additionally, subject to the instructions in the Letter of Transmittal, holders who tender shares of Preferred Stock in the exchange offer will not be required to pay transfer taxes with respect to the exchange of Preferred Stock. It is important that you read “— Fees and Expenses” and “— Transfer Taxes” below for more details regarding fees and expenses and transfer taxes relating to the exchange offer.

We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC. Shares of Preferred Stock that are not exchanged in the exchange offer will remain outstanding. See “—Consequences of Failure to Exchange Preferred Stock in the Exchange Offer.” Holders of shares of Preferred Stock do not have any appraisal or dissenters rights under such instruments or otherwise in connection with the exchange offer.

We shall be deemed to have accepted for exchange properly tendered shares of Preferred Stock when we have given oral or written notice of the acceptance to the Exchange Agent. The Exchange Agent will act as agent for the holders of shares of Preferred Stock who tender their shares in the exchange offer for the purposes of receiving the offer consideration from us and delivering the offer consideration to the exchanging holders. We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any shares of Preferred Stock not previously accepted for exchange, upon the occurrence of any of the conditions specified below under “— Conditions to the Exchange Offer.”

By tendering your shares of Preferred Stock, you will lose your right to receive quarterly dividend payments in respect of the Preferred Stock, when, if and as declared by our board of directors, after the completion of this exchange offer.

Fractional Shares

We will not issue any fractional shares upon exchange of shares of Preferred Stock pursuant to the exchange offer. If any fractional share of common stock otherwise would be issuable upon the exchange of any shares of Preferred Stock, we shall pay the exchanging holder an amount equal to such fractional share multiplied by the closing price per share of our common stock on the last business day immediately preceding the expiration date of the exchange offer.

Resale of Common Stock Received Pursuant to the Exchange Offer

The Preferred Stock was issued in an offering registered under the Securities Act, and therefore is not subject to resale restrictions (other than those shares of Preferred Stock held by our affiliates). Accordingly, the shares of our common stock issued in exchange for shares of Preferred Stock would be free of resale restrictions if held by persons that are not “affiliates” of ours within the meaning of Rule 405 of the Securities Act.

Consequences of Failure to Exchange Preferred Stock in the Exchange Offer

Shares of Preferred Stock that are not exchanged in the exchange offer will remain outstanding and continue to be entitled to the rights and benefits holders have under the Bermuda Companies Act and our Memorandum of Association, including the certificate of designation with respect to the Preferred Stock. The terms of the shares of Preferred Stock will not change as a result of the exchange offer.

If a sufficiently large number of shares of Preferred Stock do not remain outstanding after the exchange offer, the trading market for the remaining outstanding shares of Preferred Stock may be less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading of the shares of Preferred Stock.

Expiration Date; Extension; Termination; Amendment

The offer will expire on the Expiration Date, unless extended or earlier terminated by us. The term “Expiration Date” means Midnight, New York City time, on November 18, 2010. However, if we extend the period of time for which the exchange offer remains open, the term “Expiration Date” means the latest time and date to which the exchange offer is so extended. Tendered Preferred Stock may be withdrawn prior to the Expiration Date. You must validly tender your shares of Preferred Stock for exchange on or prior to the Expiration Date to receive the offer consideration. The expiration date of the exchange offer will be at least 20 business days from the commencement of the exchange offer as required by Rule 14e-1(a) under the Exchange Act.

We reserve the right to extend the period of time that the exchange offer is open, and delay acceptance for exchange of any shares of Preferred Stock, by giving oral or written notice to the Exchange Agent and by timely public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the exchange offer. During any extension, all shares of Preferred Stock previously tendered will remain subject to the exchange offer unless properly withdrawn.

In addition, we reserve the right to:

•
terminate or amend the exchange offer and not to accept for exchange any shares of Preferred Stock not previously accepted for exchange upon the occurrence of any of the events specified below under “— Conditions to the Exchange Offer” that have not been waived by us; and

•	amend the terms of the exchange offer in any manner permitted or not prohibited by law.

If we terminate or amend the exchange offer, we will notify the Exchange Agent by oral or written notice (with any oral notice to be promptly confirmed in writing) and will issue a timely press release or other public announcement regarding the termination or amendment.

In the event that the exchange offer is terminated, withdrawn or otherwise not consummated on or prior to the expiration date, no consideration will be paid or become payable to holders who have properly tendered their shares of Preferred Stock pursuant to the exchange offer. In any such event, the shares of Preferred Stock previously tendered pursuant to the exchange offer will be promptly returned to the tendering holders.

If we make a material change in the terms of the exchange offer or the information concerning the exchange offer, or waive a material condition of the exchange offer, we will promptly disseminate disclosure regarding the changes to the exchange offer and extend the exchange offer, if required by law, to ensure that it remains open a minimum of five business days from the date we disseminate disclosure regarding the changes.

If we make a change in the number of shares of Preferred Stock we are offering to exchange or the offer consideration, including the number of shares of our common stock or the amount of the cash payment offered in the exchange, we will promptly disseminate disclosure regarding the changes and extend the exchange offer, if required by law, to ensure that the exchange offer remains open a minimum of ten business days from the date we disseminate disclosure regarding the changes.

Procedures for Tendering Preferred Stock

We have forwarded to you, along with this Offer to Exchange, the Letter of Transmittal relating to the exchange offer. A holder need not submit the Letter of Transmittal if the holder tenders shares of Preferred Stock in accordance with the procedures mandated by DTC’s Automated Tender Offer Program, or ATOP. To tender shares of Preferred Stock without submitting the Letter of Transmittal, the electronic instructions sent to DTC and transmitted to the Exchange Agent must contain your acknowledgment of receipt of, and your agreement to be bound by and to make all of the representations contained in, the Letter of Transmittal. In all other cases, the Letter of Transmittal must be manually executed and delivered as described in this Offer to Exchange.

Only a holder of record of shares of Preferred Stock may tender shares of Preferred Stock in the exchange offer. To tender in the exchange offer, a holder must:

(1) either:

•
properly complete, duly sign and date the Letter of Transmittal, or a facsimile of the Letter of Transmittal, have the signature on the Letter of Transmittal guaranteed if the Letter of Transmittal so requires and deliver the Letter of Transmittal or facsimile together with any other documents required by the Letter of Transmittal, to the Exchange Agent prior to the expiration date of the exchange offer; or

•
instruct DTC to transmit on behalf of the holder a computer-generated message to the Exchange Agent in which the holder of the shares of Preferred Stock acknowledges and agrees to be bound by the terms of the Letter of Transmittal, which computer-generated message shall be received by the Exchange Agent prior to the Expiration Date, according to the procedure for book-entry transfer described below; and

(2) deliver to the Exchange Agent prior to the Expiration Date confirmation of book-entry transfer of your shares of Preferred Stock into the Exchange Agent’s account at DTC pursuant to the procedure for book-entry transfers described below.

To be tendered effectively, the Exchange Agent must receive any physical delivery of the Letter of Transmittal and other required documents at the address set forth on the back cover of this Offer to Exchange before the Expiration Date. To receive confirmation of valid tender of shares of Preferred Stock, a holder should contact the Exchange Agent at the telephone number listed on the back cover of this Offer to Exchange.

The tender of shares of Preferred Stock by a holder that is not withdrawn prior to the Expiration Date will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this Offer to Exchange and in the Letter of Transmittal.

If the Letter of Transmittal or any other required documents are physically delivered to the Exchange Agent, the method of delivery is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the Exchange Agent before the Expiration Date. Holders should not send the Letter of Transmittal to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose shares of Preferred Stock are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner’s behalf.

If the Letter of Transmittal is signed by a participant in DTC, the signature must correspond with the name as it appears on the security position listing as the holder of the shares of Preferred Stock.

A signature on a Letter of Transmittal or a notice of withdrawal must be guaranteed by an eligible guarantor institution. Eligible guarantor institutions include banks, brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers, government securities brokers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations. The signature need not be guaranteed by an eligible guarantor institution if the shares of Preferred Stock are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the Letter of Transmittal; or

•	for the account of an eligible institution.

If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless we waive this requirement, they should also submit evidence satisfactory to us of their authority to deliver the Letter of Transmittal.

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered shares of Preferred Stock. Our determination will be final and binding. We reserve the absolute right to reject any shares of Preferred Stock not properly tendered or any shares of Preferred Stock the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular shares of Preferred Stock. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the Letter of Transmittal, will be final and binding on all parties.

Unless waived, any defects or irregularities in connection with tenders of shares of Preferred Stock must be cured within the time that we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of shares of Preferred Stock, neither we, the dealer managers, the Information Agent, the Exchange Agent nor any other person will incur any liability for failure to give notification. Tenders of shares of Preferred Stock will not be deemed made until those defects or irregularities have been cured or waived. Any shares of Preferred Stock received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent without cost to the tendering holder, unless otherwise provided in the Letter of Transmittal, promptly following the Expiration Date.

In all cases, we will accept shares of Preferred Stock for exchange pursuant to the exchange offer only after the Exchange Agent timely receives:

•	a timely book-entry confirmation that shares of Preferred Stock have been transferred into the Exchange Agent’s account at DTC; and

•	a properly completed and duly executed Letter of Transmittal and all other required documents or a properly transmitted agent’s message.

Holders should receive copies of the Letter of Transmittal with the Offer to Exchange. A holder may obtain additional copies of the Letter of Transmittal from the Information Agent or the Exchange Agent at their offices listed on the back cover of this Offer to Exchange.

The Depository Trust Company Book-Entry Transfer

The Exchange Agent has established accounts with respect to the Preferred Stock at DTC for purposes of the exchange offer.

The Exchange Agent and DTC have confirmed that any financial institution that is a participant in DTC may utilize DTC’s ATOP procedures to tender shares of Preferred Stock. Any participant in DTC may make book-entry delivery of shares of Preferred Stock by causing DTC to transfer the shares of Preferred Stock into the Exchange Agent’s relevant account in accordance with DTC’s ATOP procedures for transfer.

However, the exchange for the shares of Preferred Stock so tendered will be made only after a book-entry confirmation of such book-entry transfer of shares of Preferred Stock into the Exchange Agent’s account, and timely receipt by the Exchange Agent of an agent’s message and any other documents required by the Letter of Transmittal. The term “agent’s message” means a message, transmitted by DTC and received by the Exchange Agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a participant tendering shares of Preferred Stock that are the subject of the book-entry confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that we may enforce that agreement against the participant.

No Guaranteed Delivery

There are no guaranteed delivery procedures provided for by us in conjunction with the exchange offer. Holders of shares of Preferred Stock must timely tender their shares in accordance with the procedures set forth herein.

Withdrawal Rights

You may withdraw your tender of shares of Preferred Stock at any time before the expiration of the exchange offer. In addition, if not previously returned, you may withdraw shares of Preferred Stock that you tender that are not accepted by us for exchange after expiration of 40 business days from the commencement of the exchange offer. For a withdrawal to be effective, the Exchange Agent must receive a computer generated notice of withdrawal, transmitted by DTC on behalf of the holder in accordance with the standard operating procedure of DTC, or a written notice of withdrawal, sent by facsimile transmission, receipt confirmed by telephone, or letter, before the expiration of the exchange offer. Any notice of withdrawal must:

•	specify the name of the person that tendered the shares of Preferred Stock to be withdrawn;

•	identify the shares of Preferred Stock to be withdrawn, including the certificate number or numbers;

•	specify the number of shares to be withdrawn;

•	include a statement that the holder is withdrawing its election to have the shares of Preferred Stock exchanged;

•
be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which the shares of Preferred Stock were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the transfer agent register the transfer of such shares of Preferred Stock into the name of the person withdrawing the tender; and

•	specify the name in which any of the Preferred Stock are to be registered, if different from that of the person that tendered the Preferred Stock.

Any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares of Preferred Stock or otherwise comply with DTC’s procedures.

Any shares of Preferred Stock withdrawn will not have been validly tendered for exchange for purposes of the exchange offer. Any shares of Preferred Stock that have been tendered for exchange but which are not exchanged for any reason will be credited to an account with DTC specified by the holder, promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn shares of Preferred Stock may be re-tendered by following one of the procedures described under “— Procedures for Tendering Preferred Stock” above at any time on or before the Expiration Date.

Acceptance of Preferred Stock for Exchange; Delivery of Offer Consideration

Upon satisfaction or waiver of all of the conditions to the exchange offer, and subject to the maximum number of shares of Preferred Stock subject to the exchange offer, we will promptly accept the shares of Preferred Stock properly tendered that have not been withdrawn pursuant to the exchange offer and will pay the offer consideration in exchange for such shares of Preferred Stock promptly after the acceptance. Please refer to the section in this Offer to Exchange entitled “— Conditions to the Exchange Offer” below. For purposes of the exchange offer, we will be deemed to have accepted properly tendered shares of Preferred Stock for exchange when we give notice of acceptance to the Exchange Agent.

In all cases, we will pay the offer consideration in exchange for shares of Preferred Stock that are accepted for exchange pursuant to the exchange offer only after the Exchange Agent timely receives a book-entry confirmation of the transfer of the shares of Preferred Stock into the Exchange Agent’s account at DTC, and a properly completed and duly executed Letter of Transmittal and all other required documents or a properly transmitted agent’s message.

We will not be liable for any interest as a result of a delay by the Exchange Agent or DTC in distributing the offer consideration in the exchange offer.

Conditions to the Exchange Offer

Notwithstanding any other provision of this Offer to Exchange to the contrary, we will not be required to accept for exchange shares of Preferred Stock tendered pursuant to the exchange offer and may terminate or amend the exchange offer if any condition to the exchange offer is not satisfied. We may also, subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer, postpone the acceptance for exchange of shares of Preferred Stock validly tendered and not withdrawn prior to the expiration date of the exchange offer, in any one of the following conditions has occurred, and the occurrence thereof has not been waived by us in our reasonable discretion:

•
there shall have been instituted, threatened in writing or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the exchange offer, that is, or is reasonably likely to be, in our reasonable judgment, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, or which would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of the exchange offer or materially impair the contemplated benefits to us (as set forth under “—Purpose of the Exchange Offer”) of the exchange offer;

•
an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would or would be reasonably likely to prohibit, prevent, restrict or delay consummation of the exchange offer or materially impair the contemplated benefits to us of the exchange offer, or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects;

•	there shall have occurred or be reasonably likely to occur any material adverse change to our business, operations, properties, condition, assets, liabilities, prospects or financial affairs; or

•	there shall have occurred:

•	any general suspension of, or limitation on prices for, trading in securities in U.S. securities or financial markets;

•	any material adverse change in the price of our common stock in U.S. securities or financial markets;

•	a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States;

•
any limitation (whether or not mandatory) by any government or governmental, regulatory or administrative authority, agency or instrumentality, domestic or foreign, or other event that, in our reasonable judgment, would or would be reasonably likely to affect the extension of credit by banks or other lending institutions; or

•
a commencement or significant worsening of a war or armed hostilities or other national or international calamity, including but not limited to, catastrophic terrorist attacks against the United States or its citizens.

In addition, our obligation to issue the common stock and pay the cash portion of the offer consideration is conditioned upon our acceptance of shares of Preferred Stock pursuant to the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any shares of Preferred Stock not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. In addition, we expressly reserve the right, at any time or at various times, to waive any of the conditions the exchange offer, in whole or in part. We will give oral or written notice (with any oral notice to be promptly confirmed in writing) of any amendment, non-acceptance, termination or waiver to the Exchange Agent as promptly as practicable, followed by a timely press release.

These conditions are for our sole benefit, and we may assert them or waive them in whole or in part in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times with respect to the exchange offer on or prior to the expiration of the exchange offer.

All conditions to the exchange offer must be satisfied or waived prior to the expiration of the exchange offer. The exchange offer is not conditioned upon any minimum number of shares of Preferred Stock tendered for exchange.

Source and Amount of Funds

Assuming the exchange offer is fully subscribed, we will need approximately $13.7 million to fund the cash portion of the offer consideration, including the payment of accrued and unpaid dividends, assuming no shares of Preferred Stock are tendered by the Early Tender Date. If all shares of Preferred Stock are tendered by the Early Tender Date (and not validly withdrawn before the Expiration Date), we will need approximately $14.1 million to fund the cash portion of the offer consideration, including the payment of accrued and unpaid dividends. We will use cash on hand and borrowings under our revolving credit facility to make these payments. The shares of our common stock to be issued in the exchange offer are available from our authorized but unissued shares of common stock.

Fees and Expenses

We will bear the fees and expenses of soliciting tenders for the exchange offer, and tendering holders of shares of Preferred Stock will not be required to pay any of our expenses of soliciting tenders in the exchange offer, including and the fees of the Information Agent and the Exchange Agent. We will also reimburse the Information Agent and the Exchange Agent for reasonable out-of-pocket expenses, and we will indemnify each of the Information Agent and the Exchange Agent against certain liabilities and expenses in connection with the exchange offer, including liabilities under the federal securities laws. The principal solicitation is being made by mail. However, additional solicitations may be made by facsimile transmission, telephone or in person by our officers and other employees.

If a tendering holder participates in the exchange offer through its broker, dealer, commercial bank, trust company or other institution, such holder may be required to pay brokerage fees or commissions to such third party.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of shares of Preferred Stock pursuant to the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•
certificates representing shares of Preferred Stock not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the shares of Preferred Stock tendered;

•	shares of common stock are to be delivered to, or issued in the name of, any person other than the registered holder of the shares of Preferred Stock;

•	tendered shares of Preferred Stock are registered in the name of any person other than the person signing the Letter of Transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of shares of Preferred Stock under the exchange offer.

If satisfactory evidence of payment of transfer taxes is not submitted with the Letter of Transmittal, the amount of any transfer taxes will be billed to the tendering holder.

Future Purchases

Following completion of the exchange offer, we may repurchase additional shares of Preferred Stock that remain outstanding in the open market, in privately negotiated transactions, tender or exchange offers or otherwise. Future purchases of shares of Preferred Stock that remain outstanding after the exchange offer may be on terms that are more or less favorable than the exchange offer. However, Exchange Act Rules 14e-5 and 13e-4 generally prohibit us and our affiliates from purchasing any Preferred Stock other than pursuant to the exchange offer until ten business days after the expiration date of the exchange offer, although there are some exceptions. Future purchases, if any, will depend on many factors, which include market conditions and the condition of our business.

No Appraisal Rights

No appraisal or dissenters’ rights are available to holders of shares of Preferred Stock under applicable law in connection with the exchange offer.

Schedule TO

Pursuant to Rule 13e-4 under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO which contains additional information with respect to the exchange offer. Such Schedule TO, including the exhibits and any amendment thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth under the caption “Where You Can Find More Information and Incorporation by Reference.”

Accounting Treatment

For the number of shares of Preferred Stock that are exchanged in the exchange offer, we will eliminate the Preferred Stock par value (par value $0.001 per share) and the additional paid-in capital per share, that was associated with the Preferred Stock’s original issuance, and replace it with the par value (par value $0.005 per share) of our common stock. As the total of the par value and additional paid-in capital eliminated for the Preferred Stock is expected to be more than the common stock par value recognized, we will record this excess as an increase in additional paid-in capital.

The cash payment that will be paid to holders of Preferred Stock that accept the terms of the exchange offer, will be charged directly to retained earnings. We will also recognize an expense for the fees and expenses related to the exchange offer. If the exchange offer is fully subscribed and all holders of the Preferred Stock tender (and do not validly withdraw) their shares before the Early Tender Date, we would expect the aggregate effect on retained earnings to be a reduction of approximately $14.1 million, which includes estimated fees and expenses related to the exchange offer of $250,000.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock trades on the NASDAQ and the AIM under the symbol “EXXI.” As of October 20, 2010, there were approximately 233 holders of record of our common stock.

The following table sets forth, for the periods indicated, the range of the high and low closing sales prices of our common stock on the NASDAQ. Prices have been adjusted to reflect the 1:5 share consolidation effective January 29, 2010.

	High	Low
2011
Second Quarter (Through October 20, 2010)	$26.00	$22.83
First Quarter (Ended September 30, 2010)	23.45	15.05
2010
Fourth Quarter (Ended June 30, 2010)	22.38	13.48
Third Quarter (Ended March 31, 2010)	20.85	12.35
Second Quarter (Ended December 31, 2009)	12.35	7.10
First Quarter (Ended September 30, 2009)	9.45	2.25
2009
Fourth Quarter (Ended June 30, 2009)	3.80	2.05
Third Quarter (Ended March 31, 2009)	6.25	1.40
Second Quarter (Ended December 31, 2008)	14.40	3.35
First Quarter (Ended September 30, 2008)	32.95	13.90

On October 20, 2008, we paid a cash dividend of $0.025 per common share. On December 5, 2008, we paid a cash dividend on $0.025 per common share. On March 13, 2009, we paid a cash dividend of $0.025 per common share. However, we have not paid a dividend on our common stock since that date and we currently do not intend on paying dividends on our common stock.

COMPARISON OF RIGHTS BETWEEN THE PREFERRED STOCK AND OUR COMMON STOCK

The following describes the material differences between the rights of holders of the shares of Preferred Stock and holders of shares of our common stock. While we believe that the description covers the material differences between the shares of Preferred Stock and our common stock, this summary may not contain all of the information that is important to you. You should carefully read this entire Offer to Exchange, including “Description of Capital Stock” and “Description of the Preferred Stock,” and the other documents we refer to for a more complete understanding of the differences between being a holder of Preferred Stock and a holder of our common stock.

Ranking and Liquidation Preference

In any liquidation, dissolution or winding up of us, our common stock would rank below all outstanding preferred stock, including the Preferred Stock. As a result, holders of our common stock will not be entitled to receive any payment or other distribution of assets upon the liquidation, dissolution or winding-up, until after our obligations to our debt holders and holders of preferred stock have been satisfied. In such a situation, each holder of Preferred Stock is entitled to receive and to be paid out of the assets available for distribution to our stockholders, before any payment or distribution is made to holders of junior stock, including our common stock, a liquidation preference in the amount of $100 per share plus accumulated and unpaid dividends.

Dividends

Holders of shares of Preferred Stock are entitled to receive, when, as and if declared by our board of directors out of funds legally available for payment, cumulative dividends at the rate per annum of 7.25% per share on the liquidation preference of $100 per share of Preferred Stock (equivalent to $7.25 per annum per share). Dividends on the Preferred Stock are payable quarterly on March 15, June 15, September 15 and December 15 of each year at such annual rate. Dividends on the Preferred Stock may be paid in cash or, where freely transferrable by any non-affiliate recipient thereof, in common stock or a combination thereof.

Holders of shares of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for such purpose. However, we do not anticipate paying any such dividends on our common stock in the foreseeable future and there are restrictions on our ability to pay dividends under our revolving credit facility and indentures governing our 10% Senior Notes due 2013 and our 16% Second Lien Junior Secured Notes due 2014. See “Price Range of Common Stock and Dividends” for more information.

Voting Rights

Except as required by the Bermuda Companies Law and our memorandum of association, which includes the certificate of designation for the Preferred Stock, the holders of Preferred Stock have no voting rights unless dividends payable on the Preferred Stock are in arrears for six or more quarterly periods. In that event, the holders of the Preferred Stock, voting as a single class with the shares of any other preferred stock or preference securities having similar voting rights, will be entitled at the next regular or special meeting of our stockholders to elect two directors and the number of directors that comprise our board will be increased by the number of directors so elected. These voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the Preferred Stock has been paid in full. Additionally, the affirmative vote or consent of holders of (i) at least 66 2/3% of the outstanding Preferred Stock will be required for the issuance of any class or series of stock (or security convertible into stock) ranking senior to the Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution and (ii) at least 75% of the outstanding Preferred Stock will be required for amendments to our memorandum of association by merger or otherwise that would affect adversely the rights of holders of the Preferred Stock.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders.

Conversion Rights

Each share of Preferred Stock is convertible, at any time, into 8.77192 shares of our common stock based on a conversion price of $11.40001277 per share of our common stock. The conversion price is subject to adjustment upon the occurrence of certain dilutive and other events as described in “Description of the Preferred Stock.”

Mandatory Conversion

On or after December 15, 2014, if the average of the per share volume weighted average prices of our common stock equals or exceeds 150% of the then prevailing conversion rate for at least 20 trading days in a period of 30 consecutive trading days, we may at our option cause each outstanding share of Preferred Stock to be converted into shares of common stock at the then prevailing conversion rate. The conversion rate is subject to adjustment upon the occurrence of certain dilutive and other events as described in “Description of the Preferred Stock.”

Additionally, at any time on or after December 15, 2014, if there are fewer than 100,000 shares of Preferred Stock outstanding we may at our option cause each outstanding share of Preferred Stock to be converted into shares of common stock equal to the greater of: (i) the then prevailing conversion rate and (ii) the liquidation preference divided by the average of the daily volume weighted average price of the common stock for each day during a ten consecutive trading day period ending on the second trading day immediately prior to the mandatory conversion date. See “Description of the Preferred Stock.”

Governing Document

As a holder of Preferred Stock, your rights currently are set forth in, and you may enforce your rights under, the Bermuda Companies Law and our memorandum of association, including the certificate of designation with respect to the Preferred Stock, and bye-laws.

Holders of shares of our common stock have their rights set forth in, and may enforce their rights under, the Bermuda Companies Law, our memorandum of association and bye-laws.

Listing

The Preferred Stock is not listed or traded on a nationally recognized exchange. Our common stock is listed and traded on the NASDAQ under the symbol “EXXI.”

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock summarizes general terms and provisions that apply to our capital stock. Since this is only a summary it does not contain all of the information that may be important to you. The summary is subject to and qualified in its entirety by reference to our memorandum of association (including the certificate of designation with respect to the Preferred Stock) and bye-laws, which have been filed with the SEC. See “Where You Can Find More Information and Incorporation by Reference.”

General

As of October 20, 2010, our authorized capital stock was 202,500,000 shares. Those shares consisted of (a) 2,500,000 shares of preferred stock, $0.001 par value, 1,100,000 of which are designated as the Preferred Stock and 680,500 were outstanding; and (b) 200,000,000 shares of common stock, $0.001 par value, of which 55,257,789 shares were issued and 55,257,136 were outstanding. In addition, as of October 20, 2010, 3,800,000 shares of common stock were authorized for issuance pursuant to our 2006 Long-Term Incentive Plan, of which 818,726 shares have been issued and an additional 200,000 shares have been reserved for issuance pursuant to outstanding stock options.

Common Stock

Subject to any special voting rights of the Preferred Stock or any series of preferred stock that we may issue in the future, each share held of record of common stock has one vote on all matters voted on by our shareholders, including the election of our directors. Because holders of common stock do not have cumulative voting rights, the holders of a majority of the shares of common stock can elect all of the members of the board of directors standing for election, subject to the rights, powers and preferences of any outstanding series of preferred stock.

No share of common stock affords any preemptive rights or is convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund. Holders of common stock will be entitled to dividends in the amounts and at the times declared by our board of directors in its discretion out of funds legally available for the payment of dividends.

Holders of common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor, subject to any dividend preferences of any outstanding shares of preferred stock. Holders of common stock will share equally in our assets on liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. All outstanding shares of common stock are fully paid and non-assessable. Our common stock trades on the NASDAQ and on the AIM under the symbol “EXXI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is CAPITA Registrars in the United Kingdom and Continental Stock Transfer & Trust Company in the United States.

Preferred Stock

As of the date of this Offer to Exchange, we have 2,500,000 shares of authorized preferred stock, 1,100,000 of which are designated as the Preferred Stock. A description of the Preferred Stock is contained in “Description of the Preferred Stock.”

At the direction of our board of directors, we may issue shares of preferred stock from time to time. Our board of directors may, without any action by holders of our common stock:

•	adopt resolutions to issue preferred stock in one or more classes or series;

•	fix the number of shares constituting any class or series of preferred stock; and

•	establish the rights of the holders of any class or series of preferred stock.

The rights of any class or series of preferred stock may include, among others:

•	general or special voting rights;

•	preferential liquidation or preemptive rights;

•	preferential cumulative or noncumulative dividend rights;

•	redemption or put rights; and

•	conversion or exchange rights.

We may issue shares of, or rights to purchase, preferred stock the terms of which might:

•	adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock;

•	discourage an unsolicited proposal to acquire us; or

•	facilitate a particular business combination involving us.

Undesignated or “blank check” preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of the holders of our common stock or any existing preferred stock. For example, any preferred stock issued may rank prior to our common stock or any existing preferred stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of our common stock or any existing preferred stock. As a result, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock or any existing preferred stock. Any of these actions could discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over its then market price.

Anti-Takeover Provisions of Our Memorandum of Association and Bye-Laws

The provisions of our memorandum of association and bye-laws we summarize below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the common stock.

Our memorandum of association and bye-laws authorize our board of directors to issue preferred stock without shareholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire control of us. In addition, provisions of the memorandum of association and bye-laws, such as limitations on shareholder proposals at meetings of shareholders and restrictions on the ability of our shareholders to call special meetings, could also make it more difficult for a third party to acquire control of us. Our bye-laws provide that our board of directors is divided into three classes, each elected for staggered three-year terms. Thus, control of the board of directors cannot be changed in one year; rather, at least two annual meetings must be held before a majority of the members of the board of directors could be changed.

These provisions of our memorandum of association and bye-laws may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including attempts that might result in a premium over the market price for the common stock.

Limitation of Liability of Directors and Officers

Our bye-laws provide for indemnification of our officers and directors against all liabilities, loss, damage or expense incurred or suffered by any officer or director in his or her role as an officer or director of us to the maximum extent permitted by Bermuda law. However, the indemnification does not extend to any matter which would render it void pursuant to the Companies Act 1981 as in effect from time to time in Bermuda.

The Companies Act provides that a Bermuda company may indemnify its officers and directors in respect of any loss arising or liability attaching to them as a result of any negligence, default, breach of duty or breach of trust of which they may be guilty. A company is also permitted to indemnify any officer or director against any liability incurred by him or her in defending any proceedings, whether civil or criminal, in which judgment is given in favor of the director or officer, or in which he or she is acquitted, or in connection with any application under relevant Bermuda legislation in which relief from liability is granted to him or her by the court. However, the Companies Act also states that any provision, whether contained in our bye-laws or in a contract or arrangement between us and the officer or director, indemnifying an officer or director against any liability which would attach to him in respect of his or her fraud or dishonesty will be void.

Our directors and officers also are covered by directors’ and officers’ insurance policies maintained by us.

Our bye-laws provide that each shareholder agrees to waive any claim or right of action he or she may have, whether individually or by or in the right of us, against any of our officers or directors on account of any action taken by any officer or director, or the failure of any officer or director to take any action in the performance of his or her duties with or for us; provided, however, that this waiver does not apply to any claims or rights of action arising out of the fraud or dishonesty of an officer or a director, or to recover any gain, personal profit or advantage to which an officer or director is not legally entitled.

DESCRIPTION OF THE PREFERRED STOCK

The following is a summary of certain provisions of the certificate of designation with respect to our 7.25% Convertible Perpetual Preferred Stock (which we refer to as the “Preferred Stock”). A copy of the certificate of designation and the form of Preferred Stock share certificate are available upon request from us at the address set forth under “Where You Can Find More Information and Incorporation by Reference.” The following summary of the terms of the Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate of designation.

General

Under our memorandum of association and our bye-laws, our board of directors is authorized, without further stockholder action, to issue up to 2,500,000 shares of preferred stock, par value $0.001 per share, in one or more series, with such preferred, deferred, qualified or other special rights or such restrictions in regard to dividend, voting, return of capital or otherwise, as shall be set forth in the resolutions providing therefor. We currently have 680,500 outstanding shares of Preferred Stock. The Preferred Stock is and any common stock issued upon the conversion of the Preferred Stock will be fully paid and nonassessable. The holders of the Preferred Stock have no preemptive or preferential right to purchase or subscribe to stock, obligations, warrants or other securities of ours of any class. The transfer agent, registrar, redemption, conversion and dividend disbursing agent for shares of both the Preferred Stock and common stock is Continental Stock Transfer and Trust Company.

The Preferred Stock is subject to mandatory conversion, as described below in “— Mandatory Conversion,” but is not redeemable by us.

Ranking

The Preferred Stock, with respect to dividend rights or rights upon our liquidation, winding-up or dissolution, ranks:

•
senior to all classes of our common stock and each other class of capital stock or series of preferred stock established after the original issue date of the Preferred Stock (which we refer to as the “Issue Date”), the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “Junior Stock”);

•
on a parity, in all respects, with any class of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank on a parity with the Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “Parity Stock”); and

•
junior to each class of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank senior to the Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “Senior Stock”).

While any shares of Preferred Stock are outstanding, we may not authorize or issue any class or series of Senior Stock (or any security convertible into Senior Stock) without the affirmative vote or consent of the holders of at least 66-2/3% of the outstanding shares of Preferred Stock.

Without the consent of any holder of Preferred Stock, however, we may authorize, increase the authorized amount of, or issue any class or series of Parity Stock or Junior Stock. See “— Voting Rights” below.

Dividends

Holders of shares of Preferred Stock are entitled to receive, when, as and if declared by our board of directors out of funds legally available for payment, cumulative dividends at the rate per annum of 7.25% per share on the liquidation preference of $100 per share of Preferred Stock (equivalent to $7.25 per annum per share). Dividends on the Preferred Stock are payable quarterly on March 15, June 15, September 15 and December 15 of each year, commencing on March 15, 2010 (each, a “Dividend Payment Date”) at such annual rate, and shall accumulate from the most recent date to which dividends have been paid, or if no dividends have been paid, from December 14, 2009. Dividends may be paid in cash or, where freely transferable by any non-affiliate recipient thereof, in common stock, or any combination thereof as provided below under “— Method of Payment of Dividends.” Dividends are payable to holders of record as they appear on our stock register on the March 1, June 1, September 1 and December 1 immediately preceding each Dividend Payment Date (each, a “Record Date”). Accumulations of dividends on shares of Preferred Stock do not bear interest. Dividends payable on the Preferred Stock for any period less than a full dividend period (based upon the number of days elapsed during the period) are computed on the basis of a 360-day year consisting of twelve 30-day months.

No dividend may be declared or paid upon, or any sum set apart for the payment of dividends upon, any outstanding share of the Preferred Stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid or declared and a sufficient sum or number of shares of common stock have been set apart for the payment of such dividend, upon all outstanding shares of Preferred Stock.

No dividends or other distributions (other than a dividend or distribution payable solely in shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock) and cash in lieu of fractional shares) may be declared, made or paid, or set apart for payment upon, any Parity Stock or Junior Stock, nor may any Parity Stock or Junior Stock be redeemed, purchased or otherwise acquired for any consideration (or any money paid to or made available for a sinking fund for the redemption of any Parity Stock or Junior Stock) by us or on our behalf (except by conversion into or exchange for shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock)) unless all accumulated and unpaid dividends have been or contemporaneously are declared and paid, or are declared and a sum or number of shares of common stock sufficient for the payment thereof is set apart for such payment, on the Preferred Stock and any Parity Stock for all dividend payment periods terminating on or prior to the date of such declaration, payment, redemption, purchase or acquisition. Notwithstanding the preceding, if full dividends have not been paid on the Preferred Stock and any Parity Stock, dividends may be declared and paid on the Preferred Stock and such Parity Stock so long as the dividends are declared and paid pro rata so that the amounts of dividends declared per share on the Preferred Stock and such Parity Stock will in all cases bear to each other the same ratio that accumulated and unpaid dividends per share on the shares of the Preferred Stock and such Parity Stock bear to each other. Holders of shares of the Preferred Stock are not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends.

Our ability to declare and pay cash dividends with respect to our capital stock, including the Preferred Stock, is limited by the terms of our outstanding indebtedness. Specifically, the existing revolver prohibits our operating subsidiaries from dividending funds to us, so we have limited funds held by us that can be used to pay dividends unless and until we amend our existing credit agreement. We intend to seek such an amendment at some point in the future but we can provide no assurances that we will obtain such an amendment on a timely basis or at all. In addition, our ability to declare and pay dividends may be limited by applicable Bermuda law.

Method of Payment of Dividends

Subject to certain restrictions, we may generally pay any dividend on the Preferred Stock:

•	in cash;

•	by delivery of shares of our common stock; or

•	through any combination of cash and our common stock.

If we elect to make any such payment, or any portion thereof, in shares of our common stock, such shares shall be valued for such purpose, in the case of any dividend payment, or portion thereof, at 95% of the Market Value (as defined below under “— Mandatory Conversion”) as determined on the second Trading Day (as defined below under “— Mandatory Conversion”) immediately prior to the Record Date for such dividend.

We may make each dividend payment on the Preferred Stock in cash, except to the extent we elect to make all or any portion of such payment in shares of our common stock. We will give the holders of the Preferred Stock notice of any such election and the portion of such payment that will be made in cash and the portion that will be made in common stock 15 business days prior to the Record Date for such dividend.

If we elect to pay all or a portion of a dividend in the form of shares of our common stock, we will deliver such shares to the transfer agent or another agent (in such capacity, the “dividend agent”) on behalf of the holders of the Preferred Stock and will instruct, at our sole option, the dividend agent to either:

•	sell such shares for cash on behalf of the holders of the Preferred Stock and deliver the net proceeds to the holders less any deductions for withholding taxes; or

•	deliver such shares to or for the account of the holders less any shares required to be sold for withholding taxes.

If we elect to deliver shares to the dividend agent on behalf of the holders of the Preferred Stock for sale for cash on behalf of such holders, the dividend agent will serve as the designated agent of the holders of the Preferred Stock in making such sales. If we so elect, any shares delivered to the dividend agent will be owned beneficially by the holders of the Preferred Stock upon delivery to the dividend agent, and the dividend agent will hold such shares and the net cash proceeds from the sale of such shares for the exclusive benefit of the holders. Holders of Preferred Stock are deemed to appoint the dividend agent as their agent for the sale of any shares of our common stock that are delivered to the dividend agent, on their behalf, upon payment of dividends on the Preferred Stock. The net proceeds of any sales of shares of our common stock shall be distributed to holders of Preferred Stock on a pro rata basis based on the aggregate liquidation preference of the outstanding shares of Preferred Stock less any deductions for withholding taxes as determined on a holder-by-holder basis. In order to satisfy any obligation to withhold taxes arising from any payment of a dividend or deemed dividend with respect to the Preferred Stock, we and the dividend agent shall be authorized to make any deductions required by law, and pay to any taxing authority any amount necessary to satisfy such obligation, including the payment of any portion or all of the net cash proceeds resulting from the sale of shares of common stock that are owned beneficially by holders of the Preferred Stock. If a holder gives notice to the dividend agent at least 10 days prior to the applicable dividend payment date not to sell shares of our common stock held on behalf of such holder, the dividend agent will deliver to or for the account of such holder promptly after receipt by the dividend agent the shares of our common stock issued in payment of such dividend except any shares required to be deducted on account of withholding taxes.

Notwithstanding the above, we may not pay any portion of a dividend on the Preferred Stock by delivery of common stock unless (i) the common stock to be delivered as payment therefor is freely transferable by the recipient without further action on its behalf, other than by reason of the fact that such recipient is our affiliate, or (ii) a shelf registration statement relating to that common stock has been filed with the SEC and is effective to permit the resale of that common stock by the holders thereof.

Liquidation Preference

In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of Preferred Stock will be entitled to receive and to be paid out of our assets available for distribution to our stockholders, before any payment or distribution is made to holders of Junior Stock (including our common stock), a liquidation preference of $100 per share (the “liquidation preference”), plus accumulated and unpaid dividends on the shares to the date fixed for liquidation, winding-up or dissolution. If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to the liquidation preference of the Preferred Stock and all Parity Stock are not paid in full, the holders of the Preferred Stock and the Parity Stock will share equally and ratably in any distribution of our assets in proportion to the full liquidation preference and accumulated and unpaid dividends to which they are entitled. After payment of the full amount of the liquidation preference and accumulated and unpaid dividends to which they are entitled, the holders of the Preferred Stock will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all our assets or business (other than in connection with our liquidation, winding-up or dissolution), nor our merger or consolidation into or with any other person, will be deemed to be our voluntary or involuntary liquidation, winding-up or dissolution.

The certificate of designation does not contain any provision requiring funds to be set aside to protect the liquidation preference of the Preferred Stock even though it is substantially in excess of the par value thereof.

Voting Rights

The holders of the Preferred Stock have no voting rights except as set forth below or as otherwise required by Bermuda law from time to time.

If dividends on the Preferred Stock are in arrears and unpaid for six or more quarterly periods (whether or not consecutive), the holders of the Preferred Stock, voting as a single class with any other preferred stock or preference securities having similar voting rights that are exercisable are entitled at our next regular or special meeting of stockholders to elect two additional directors to our board of directors. Upon the election of any additional directors, the number of directors that comprise our board shall be increased by such number of additional directors. Such voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the Preferred Stock has been paid in full. At any time after voting power to elect directors shall have become vested and be continuing in the holders of the Preferred Stock, or if a vacancy shall exist in the office of any such additional director, our board of directors may, and upon written request of the holders of record of at least 25% of the outstanding Preferred Stock addressed to the chairman of our board shall, call a special meeting of the holders of the Preferred Stock (voting separately as a class with all other series of Parity Stock upon which like voting rights have been conferred and are then exercisable) for the purpose of electing the directors that such holders are entitled to elect. At any meeting held for the purpose of electing such a director, the presence in person or by proxy of the holders of at least a majority of the Preferred Stock shall be required to constitute a quorum of such Preferred Stock.

In addition, the affirmative vote or consent of the holders of at least (i) 66-2/3% of the outstanding Preferred Stock is required for the authorization or issuance of any class or series of Senior Stock (or any security convertible into Senior Stock) and (ii) 75% of the outstanding Preferred Stock will be required for amendments to our memorandum of association by merger or otherwise that would affect adversely the rights of holders of the Preferred Stock. The certificate of designation provides that the authorization of, the increase in the authorized amount of, or the issuance of any shares of any class or series of Parity Stock or Junior Stock does not require the consent of the holders of the Preferred Stock, and will not be deemed to affect adversely the rights of the holders of the Preferred Stock. Furthermore, the holders of Preferred Stock will not be entitled to vote with respect to any merger or similar transaction where the provisions described in “— Recapitalizations, Reclassifications and Changes of Our Common Stock” are complied with if such transaction does not otherwise amend the terms of the Preferred Stock in a manner that would affect adversely the rights of holders of the Preferred Stock.

In all cases in which the holders of Preferred Stock shall be entitled to vote, each share of Preferred Stock shall be entitled to one vote, unless outstanding Parity Stock has similar vested and continuing voting rights, in which case the number of votes that each share of Preferred Stock and any Parity Stock participating in the votes described above shall have shall be in proportion to the liquidation preference of such share.

Redemption

The Preferred Stock is not redeemable at our option.

Conversion Rights

Each share of Preferred Stock is convertible, at any time, at the option of the holder thereof at a conversion rate of 8.77192 shares of our common stock per share of Preferred Stock (the “Conversion Rate”) (which represents a conversion price of approximately $11.40 per share of common stock). The Conversion Rate, and thus the conversion price, will be subject to adjustment as described below under “— Conversion Rate Adjustment.” All shares of common stock distributed upon conversion will be freely transferable without restriction under the Securities Act (other than by our affiliates) and such shares will be eligible for receipt in global form through the facilities of DTC.

The holders of shares of Preferred Stock at the close of business on a Record Date are entitled to receive the dividend payment on those shares on the corresponding Dividend Payment Date notwithstanding the conversion of such shares following that Record Date or our default in payment of the dividend due on that Dividend Payment Date. However, shares of Preferred Stock surrendered for conversion during the period between the close of business on any Record Date and the close of business on the business day immediately preceding the applicable Dividend Payment Date must be accompanied by payment of an amount equal to the dividend payable on such shares on that Dividend Payment Date. A holder of shares of Preferred Stock on a Record Date who (or whose transferee) surrenders any shares for conversion on the corresponding Dividend Payment Date will receive the dividend payable by us on the Preferred Stock on that date, and the converting holder need not include payment in the amount of such dividend upon surrender of shares of Preferred Stock for conversion. Except as provided above with respect to a voluntary conversion and as provided under “— Mandatory Conversion” and “— Special Rights upon a Fundamental Change,” we may make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of common stock issued upon conversion.

Conversion Procedures

On the date of any conversion at the option of the holders, if a holder’s interest is a beneficial interest in a global certificate representing Preferred Stock, the holder must comply with the Depositary’s procedures for converting a beneficial interest in a global security.

If a holder’s interest is in certificated form, a holder must do each of the following in order to convert:

•	complete and manually sign the conversion notice provided by the conversion agent, or a facsimile of the conversion notice, and deliver this irrevocable notice to the conversion agent;

•	surrender the shares of Preferred Stock to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay any stock transfer, documentary, stamp or similar taxes not payable by us; and

•	if required, pay funds equal to any declared and unpaid dividend payable on the next dividend payment date to which such holder is entitled.

The date on which a holder complies with the foregoing procedures is the “conversion date.”

The conversion agent for the Preferred Stock is the transfer agent. A holder may obtain copies of the required form of the conversion notice from the conversion agent. The conversion agent will, on a holder’s behalf, convert the Preferred Stock into shares of our common stock, in accordance with the terms of the notice delivered by us. Payments of cash for dividends and in lieu of fractional shares and, if shares of our common stock are to be delivered, a stock certificate or certificates, will be delivered to the holder, or in the case of global certificates, a book-entry transfer through Depositary will be made by the conversion agent. Such delivery will be made as promptly as practicable, but in no event later than three business days following the conversion date.

The person or persons entitled to receive the shares of common stock issuable upon conversion of the Preferred Stock will be treated as the record holder(s) of such shares as of the close of business on the applicable conversion date. Prior to the close of business on the applicable conversion date, the shares of common stock issuable upon conversion of the Preferred Stock will not be deemed to be outstanding for any purpose and you will have no rights with respect to the common stock, including voting rights, rights to respond to tender offers and rights to receive any dividends or other distributions on the common stock, by virtue of holding the Preferred Stock.

Mandatory Conversion

At any time on or after December 15, 2014, we may at our option cause all outstanding shares of the Preferred Stock to be automatically converted into a number of shares of common stock for each share of Preferred Stock equal to the then-prevailing Conversion Rate, if the Daily VWAP of our common stock equals or exceeds 150% of the then-prevailing conversion price for at least 20 Trading Days in a period of 30 consecutive Trading Days, including the last Trading Day of such 30-day period, ending on the Trading Day prior to our issuance of a press release announcing the mandatory conversion as described below.

The term “Trading Day” means a day during which (i) trading in securities generally occurs on NASDAQ or, if our common stock is not listed on NASDAQ, on the principal other national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a national or regional securities exchange, on the principal other market on which our common stock is then traded and (ii) there is no Market Disruption Event. A “Trading Day” only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time) or the then standard closing time for regular trading on the relevant exchange or trading system. If our common stock is not so listed or traded, “Trading Day” means a “business day.”

“Market Disruption Event” means (1) a failure by NASDAQ or, if our common stock is not listed on NASDAQ, the principal U.S. national or regional securities exchange on which our common stock is listed or, if our common stock is not listed on a national or regional securities exchange, on the principal other market on which our common stock is then traded, to open for trading during its regular trading session or (2) the occurrence or existence prior to 1:00 p.m. on any Trading Day for our common stock of an aggregate one half hour period of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock.

“Daily VWAP” means the average of the per share volume-weighted average prices of our common stock for each day, as displayed under the heading “Bloomberg VWAP” on Bloomberg page “EXXI.N <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from scheduled open of trading until the scheduled close of trading of the primary trading session on each such Trading Day (or if such volume-weighted average price is unavailable on any such day, the Closing Sale Price shall be used for such day). The per share volume-weighted average price on each such day will be determined without regard to after hours trading or any other trading outside of the regular trading session trading hours.

The “Closing Sale Price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on NASDAQ or, if our common stock is not listed on NASDAQ, on the principal other national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a national or regional securities exchange, on the principal other market on which our common stock is then traded. If our common stock is not so listed, the Closing Sale Price will be an amount determined in good faith by our board of directors to be the fair value of the common stock.

To exercise the mandatory conversion right described above, we must issue a press release for publication on the Dow Jones News Service or Bloomberg Business News (or if either such service is not available, another broadly disseminated news or press release service selected by us) prior to the opening of business on the first Trading Day following any date on which the conditions described in the first paragraph of this “Mandatory Conversion” section are met, announcing such a mandatory conversion. We will also give notice by mail or by publication (with subsequent prompt notice by mail) to the holders of the Preferred Stock (not more than four business days after the date of the press release) of the mandatory conversion announcing our intention to convert the Preferred Stock. The conversion date will be a date selected by us (which we refer to as the “Mandatory Conversion Date”) and will be no more than 10 business days after the date on which we issue such press release.

In addition to any information required by applicable law or regulation, the press release and notice of a mandatory conversion shall state, as appropriate:

•	the Mandatory Conversion Date;

•	the number of shares of common stock to be issued upon conversion of each share of Preferred Stock; and

•	that dividends on the Preferred Stock to be converted will cease to accrue on the Mandatory Conversion Date.

On and after the Mandatory Conversion Date, dividends will cease to accrue on the Preferred Stock called for a mandatory conversion and all rights of holders of such Preferred Stock will terminate except for the right to receive the shares of common stock issuable upon conversion thereof. The dividend payment with respect to the Preferred Stock called for a mandatory conversion on a date during the period between the close of business on any Record Date for the payment of dividends to the close of business on the corresponding Dividend Payment Date will be payable on such Dividend Payment Date to the record holder of such share on such Record Date if such share has been converted after such Record Date and prior to such Dividend Payment Date. Except as provided in the immediately preceding sentence with respect to a mandatory conversion, no payment or adjustment will be made upon conversion of Preferred Stock for accumulated and unpaid dividends or for dividends with respect to the common stock issued upon such conversion.

We may not authorize, issue a press release or give notice of any mandatory conversion unless, prior to giving the conversion notice, all accumulated and unpaid dividends on the Preferred Stock for periods ended prior to the later of (i) December 15, 2014 and (ii) the date of such conversion notice shall have been paid.

In addition to the mandatory conversion provision described above, if there are fewer than 100,000 shares of Preferred Stock outstanding, we may, at any time on or after December 15, 2014, at our option, cause all such outstanding shares of the Preferred Stock to be automatically converted into shares of common stock equal to the greater of (i) the then-prevailing Conversion Rate and (ii) the liquidation preference divided by the Market Value of the common stock as determined on the second Trading Day immediately prior to the Mandatory Conversion Date. The provisions of the immediately preceding four paragraphs shall apply to any such mandatory conversion; provided, however, that (1) the Mandatory Conversion Date will not be less than 15 days nor more than 30 days after the date on which we issue a press release announcing such mandatory conversion and (2) the press release and notice of mandatory conversion will not state the number of shares of common stock to be issued upon conversion of each share of Preferred Stock.

The term “Market Value” means the average of the Daily VWAP of our common stock for each day during a 10 consecutive Trading Day period ending immediately prior to the date of determination.

No Fractional Shares

No fractional shares of common stock or securities representing fractional shares of common stock will be issued upon conversion of the Preferred Stock, whether voluntary or mandatory, or in respect of dividend payments on the Preferred Stock made in common stock. Instead, we may elect to either make a cash payment to each holder that would otherwise be entitled to a fractional share or, in lieu of such cash payment, the number of shares of common stock to be issued to any particular holder upon conversion or in respect of dividend payments will be rounded up to the nearest whole share.

Conversion Rate Adjustment

The applicable Conversion Rate is subject to adjustment, without duplication, upon the occurrence of any of the following events:

•
If we issue shares of our common stock as a dividend or distribution on shares of our common stock, or if we effect a share split or share combination, the Conversion Rate will be adjusted based on the following formula:

CR1	=	CR0	×	OS1
OS0

where,

CR0 = the Conversion Rate in effect immediately prior to the open of business on the Ex-Date for such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be;

CR1 = the Conversion Rate in effect immediately after the open of business on the Ex-Date for such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be;

OS0 = the number of shares of our common stock outstanding immediately prior to the open of business on the Ex-Date for such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be; and

OS1 = the number of shares of our common stock outstanding immediately after such dividend or distribution, or such share split or share combination, as the case may be.

Any adjustment made under this first bullet shall become effective immediately after the open of business on the Ex-Date for such dividend or distribution, or immediately after the open of business on the effective date for such share split or share combination. If any dividend or distribution of the type described in this first bullet is declared but not so paid or made, or any share split or combination of the type described in this first bullet is announced but the outstanding shares of our common stock are not split or combined, as the case may be, the Conversion Rate shall be immediately readjusted, effective as of the date our board of directors determines not to pay such dividend or distribution, or not to split or combine the outstanding shares of our common stock, as the case may be, to the Conversion Rate that would then be in effect if such dividend, distribution, share split or share combination had not been declared or announced.

•
If we distribute to all or substantially all holders of our common stock any rights, options or warrants entitling them, for a period expiring not more than 60 days immediately following the record date of such distribution, to purchase or subscribe for shares of our common stock at a price per share less than the average of the Daily VWAP of our common stock over the 10 consecutive Trading-Day period ending on the Trading Day immediately preceding the Ex-Date for such distribution, the Conversion Rate will be increased based on the following formula:

CR1	=	CR0	×	OS0 + X
OS0 + Y

where,

CR0 = the Conversion Rate in effect immediately prior to the open of business on the Ex-Date for such distribution;

CR1 = the Conversion Rate in effect immediately after the open of business on the Ex-Date for such distribution;

OS0 = the number of shares of our common stock outstanding immediately prior to the open of business on the Ex-Date for such distribution;

X = the total number of shares of our common stock issuable pursuant to such rights, options or warrants; and

Y = the number of shares of our common stock equal to the aggregate price payable to exercise such rights, options or warrants divided by the average of the Daily VWAP of our common stock over the 10 consecutive Trading-Day period ending on the Trading Day immediately preceding the Ex-Date for such distribution.

Any increase made under this second bullet will be made successively whenever any such rights, options or warrants are distributed and shall become effective immediately after the open of business on the Ex-Date for such distribution. To the extent that shares of common stock are not delivered after the expiration of such rights, options or warrants, the Conversion Rate shall be readjusted to the Conversion Rate that would then be in effect had the increase with respect to the distribution of such rights, options or warrants been made on the basis of delivery of only the number of shares of common stock actually delivered. If such rights, options or warrants are not so distributed, the Conversion Rate shall be decreased to be the Conversion Rate that would then be in effect if such Ex-Date for such distribution had not occurred.

In determining whether any rights, options or warrants entitle the holders to subscribe for or purchase shares of our common stock at less than such average of the Daily VWAP for the 10 consecutive Trading-Day period ending on the Trading Day immediately preceding the Ex-Date for such distribution, and in determining the aggregate offering price of such shares of our common stock, there shall be taken into account any consideration received by us for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by our board of directors.

If we issue rights, options or warrants that are only exercisable upon the occurrence of certain triggering events, then (i) we will not adjust the Conversion Rate pursuant to the bullet points above until the earliest of these triggering events occurs; and (ii) we will readjust the Conversion Rate to the extent any of these rights, options or warrants are not exercised before they expire.

•	If we distribute shares of our capital stock, evidences of our indebtedness or other assets, securities or property, to all or substantially all holders of our common stock, excluding:

•	dividends or distributions referred to in the first and second bullet points above;

•	dividends or distributions paid exclusively in cash referred to in the fourth bullet point below; and

•	spin-offs to which the provisions set forth in the latter portion of this bullet point shall apply, then the Conversion Rate will be increased based on the following formula:

CR1	=	CR0	×	SP0
SP0 – FMV

where,

CR0 = the Conversion Rate in effect immediately prior to the open of business on the Ex-Date for such distribution;

CR1 = the Conversion Rate in effect immediately after the open of business on the Ex-Date for such distribution;

SP0 = the average of the Daily VWAP of our common stock over the 10 consecutive Trading-Day period ending on the Trading Day immediately preceding the Ex-Date for such distribution; and

FMV = the fair market value (as determined by our board of directors or a committee thereof) of the shares of capital stock, evidences of indebtedness, assets, securities or property distributable with respect to each outstanding share of our common stock on the Ex-Date for such distribution.

If “FMV” (as defined above) is equal to or greater than the “SP0” (as defined above), in lieu of the foregoing increase, each holder of a share of Preferred Stock shall receive, at the same time and upon the same terms as holders of our common stock, the amount and kind of our capital stock, evidences of our indebtedness, other assets, securities or property of ours that such holder would have received as if such holder owned a number of shares of common stock equal to the Conversion Rate in effect on the Ex-Date for the distribution.

Any increase made under the portion of this third bullet point above will become effective immediately after the open of business on the Ex-Date for such distribution. If such distribution is not so paid or made, the Conversion Rate shall be decreased to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

With respect to an adjustment pursuant to this third bullet point where there has been a payment of a dividend or other distribution on our common stock of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit where such capital stock or similar equity interest is listed or quoted (or will be listed or quoted upon consummation of the spin-off (as defined below)) on a national securities exchange, which we refer to as a “spin-off,” the Conversion Rate in effect immediately before 5:00 p.m., New York City time, on the tenth Trading Day immediately following, and including, the Ex-Date for the spin-off will be increased based on the following formula:

CR1	=	CR0	×	FMV + MP0
MP0

where,

CR0 = the Conversion Rate in effect immediately prior to the close of business on the tenth Trading Day immediately following, and including, the Ex-Date for the spin-off;

CR1 = the Conversion Rate in effect immediately after the close of business on the tenth Trading Day immediately following, and including, the Ex-Date for the spin-off;

FMV = the average of the volume-weighted average sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the 10 consecutive Trading-Day period immediately following, and including, the Ex-Date for the spin-off; and

MP0 = the average of the Daily VWAP of our common stock over the 10 consecutive Trading-Day period immediately following, and including, the Ex-Date for the spin-off.

The adjustment to the Conversion Rate under the preceding paragraph will occur at the close of business on the tenth Trading Day immediately following, and including, the Ex-Date for the spin-off; provided that, for purposes of determining the Conversion Rate, in respect of any conversion during the 10 Trading Days following, and including, the effective date of any spin-off, references within the portion of this third bullet point related to “spin-offs” to 10 consecutive Trading Days shall be deemed replaced with such lesser number of consecutive Trading Days as have elapsed between the effective date of such spin-off and the relevant conversion date.

•	If any cash dividend or distribution is made to all or substantially all holders of our common stock, the Conversion Rate will be increased based on the following formula:

CR1	=	CR0	×	SP0
SP0 – C

where,

CR0 = the Conversion Rate in effect immediately prior to the open of business on the Ex-Date for such dividend or distribution;

CR1 = the Conversion Rate in effect immediately after the open of business on the Ex-Date for such dividend or distribution;

SP0 = the average of the Daily VWAP of our common stock over the 10 consecutive Trading-Day period immediately preceding the Ex-Date for such dividend or distribution; and

C = the amount in cash per share of our common stock we distribute to holders of our common stock.

If “C” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each holder of a share of Preferred Stock shall receive, at the same time and upon the same terms as holders of our common stock, the amount of cash that such holder would have received as if such holder owned a number of shares of our common stock equal to the Conversion Rate on the Ex-Date for such cash dividend or distribution. Such increase shall become effective immediately after the open of business on the Ex-Date for such dividend or distribution. If such dividend or distribution is not so paid, the Conversion Rate shall be decreased to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

•
If we or any of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock, if the cash and value of any other consideration included in the payment per share of our common stock exceeds the average of the Daily VWAP of our common stock over the 10 consecutive Trading-Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the Conversion Rate will be increased based on the following formula:

CR1	=	CR0	×	AC + (SP1 ×OS1)
OS0 × SP1

where,

CR0 = the Conversion Rate in effect immediately prior to the close of business on the last Trading Day of the 10 consecutive Trading-Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

CR1 = the Conversion Rate in effect immediately after the close of business on the last Trading Day of the 10 consecutive Trading-Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

AC = the aggregate value of all cash and any other consideration (as determined by our board of directors or a committee thereof) paid or payable for shares purchased in such tender or exchange offer;

OS0 = the number of shares of our common stock outstanding immediately prior to the date such tender or exchange offer expires;

OS1 = the number of shares of our common stock outstanding immediately after the date such tender or exchange offer expires (after giving effect to such tender offer or exchange offer and excluding fractional shares); and

SP1 = the average of the Daily VWAP of our common stock over the 10 consecutive Trading-Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires.

The increase to the Conversion Rate under the preceding paragraph will occur at the close of business on the tenth Trading Day immediately following, but excluding, the date such tender or exchange offer expires; provided that, for purposes of determining the Conversion Rate, in respect of any conversion during the 10 Trading Days immediately following, but excluding, the date that any such tender or exchange offer expires, references within this fifth bullet point to 10 consecutive Trading Days shall be deemed replaced with such lesser number of consecutive Trading Days as have elapsed between the date such tender or exchange offer expires and the relevant conversion date.

Notwithstanding the foregoing, if a Conversion Rate adjustment becomes effective on any Ex-Date as described above, and a holder converts its Preferred Stock on or after such Ex-Date and on or prior to the related record date would be treated as the record holder of shares of our common stock as of the related conversion date as described under “— Conversion Procedures” based on an adjusted Conversion Rate for such Ex-Date, then, notwithstanding the foregoing Conversion Rate adjustment provisions, the Conversion Rate adjustment relating to such Ex-Date will not be made for such converting holder. Instead, such holder will be treated as if such holder were the record owner of the shares of our common stock on an un-adjusted basis and participate in the related dividend, distribution or other event giving rise to such adjustment.

The “Ex-Date” is the first date on which our common stock trades on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question from us or, if applicable, from the seller of our common stock on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market.

We are not required to adjust the Conversion Rate for any of the transactions described in the bullet points above (other than for share splits or share combinations) if we make provision for each holder of a share of Preferred Stock to participate in the transaction, at the same time as holders of our common stock participate, without conversion, as if such holder held a number of shares of our common stock equal to the Conversion Rate in effect on the “Ex-Date” or effective date.

To the extent that we have a rights plan or agreement in effect upon conversion of the Preferred Stock, which rights plan provides for rights or warrants of the type described in this paragraph, then upon conversion of Preferred Stock the holder will receive, in addition to the common stock to which he is entitled, a corresponding number of rights in accordance with the rights plan, unless a Trigger Event has occurred and the adjustments to the Conversion Rate with respect thereto have been made in accordance with the foregoing. In lieu of any such adjustment, we may amend such applicable stockholder rights plan or agreement to provide that upon conversion of the Preferred Stock the holders will receive, in addition to the common stock issuable upon such conversion, the rights that would have attached to such common stock if the Trigger Event had not occurred under such applicable stockholder rights plan or agreement.

We will not adjust the Conversion Rate pursuant to the bullet points above unless the adjustment would result in a change of at least 1% in the then effective Conversion Rate. However, we will carry forward any adjustment that is less than 1% of the Conversion Rate and make such carryforward adjustment in any subsequent adjustment and, regardless of whether the aggregate adjustment is less than 1%, on the conversion date for any Preferred Stock. Adjustments to the Conversion Rate will be calculated to the nearest 1/10,000th of a share.

To the extent permitted by law and the continued listing requirements of NASDAQ, we may, from time to time, increase the Conversion Rate by any amount for a period of at least 20 business days or any longer period permitted or required by law, so long as the increase is irrevocable during that period and our board of directors determines that the increase is in our best interests. We will mail a notice of the increase to registered holders at least 15 days before the day the increase commences. In addition, we may, but are not obligated to, increase the Conversion Rate as we determine to be advisable in order to avoid or diminish taxes to recipients of certain distributions.

Upon each adjustment to the Conversion Rate, a corresponding adjustment shall be made to the conversion price, calculated by dividing the liquidation preference by the adjusted Conversion Rate.

Events that Will not Result in Adjustment

The Conversion Rate will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities;

•
upon the issuance of any shares of our common stock, restricted stock or restricted stock units, nonqualified stock options, incentive stock options or any other options or rights (including stock appreciation rights) to purchase shares of our common stock pursuant to any present or future employee, director or consultant benefit plan or program of, or assumed by, us or any of our subsidiaries;

•
upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet point and outstanding as of the date the Preferred Stock was first issued;

•	for accumulated and unpaid dividends, if any;

•	upon the repurchase of any shares of our common stock pursuant to an open-market share repurchase program or other buy-back transaction that is not a tender offer or exchange offer; or

•	for a change in the par value of shares of our common stock.

Recapitalizations, Reclassifications and Changes of Our Common Stock

In the case of any recapitalization, reclassification or change of our common stock (other than changes resulting from a subdivision or combination), a consolidation, merger or combination involving us, a sale, lease or other transfer to a third party of the consolidated assets of ours and our subsidiaries substantially as an entirety, or any statutory share exchange, in each case as a result of which our common stock would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof), then, at the effective time of the transaction, the right to convert each share of Preferred Stock will, without the consent of any holder of Preferred Stock, be changed into a right to convert it into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder would have received in respect of common stock issuable upon conversion of such shares immediately prior to such transaction (the “reference property”). In the event holders of our common stock have the opportunity to elect the form of consideration to be received in such transaction the reference property into which the Preferred Stock will be convertible will be deemed to be the weighted average of the types of consideration received by holders of our common stock who affirmatively make such an election. The certificate of designation will provide that we may not become a party to any such transaction unless its terms are consistent with the foregoing.

A change in the conversion right such as this could substantially lessen or eliminate the value of the conversion right. For example, if a third party acquires us in a cash merger, each share of Preferred Stock would be convertible solely into cash and would no longer be potentially convertible into securities whose value could increase depending on our future financial performance, prospects and other factors. There is no precise, established definition of the phrase “all or substantially all of our consolidated property or assets” under applicable law. Accordingly, there may be uncertainty as to whether the provisions above would apply to a sale, transfer, lease, conveyance or other disposition of less than all of our consolidated property or assets.

Special Rights upon a Fundamental Change

We must give notice of each fundamental change (as defined below) to all record holders of the Preferred Stock, by the later of 20 business days prior to the anticipated effective date of the fundamental change and the first public disclosure by us of the anticipated fundamental change. If a holder converts its Preferred Stock at any time beginning at the opening of business on the Trading Day immediately following the effective date of such fundamental change and ending at the close of business on the 30th Trading Day immediately following such effective date, the holder will automatically receive the greater of:

•
(i) a number of shares of our common stock, as described under “— Conversion Rights” and subject to adjustment as described under “— Conversion Rate Adjustment” (with such adjustment or cash payment for fractional shares as we may elect, as described under “— No Fractional Shares”) plus (ii) the make-whole premium, if any, described under “— Determination of the Make-Whole Premium”; and

•
a number of shares of our common stock equal to the lesser of (i) the liquidation preference divided by the Market Value of the Common Stock on the effective date of such fundamental change and (ii) 105.2632 (subject to adjustment).

In addition to the number of shares of common stock issuable upon conversion of each share of Preferred Stock at the option of the holder on any conversion date during the fundamental change conversion period, each converting holder has the right to receive an amount equal to all accrued, cumulated and unpaid dividends on such converted shares of Preferred Stock, whether or not declared prior to that date, for all prior dividend periods ending on or prior to the dividend payment date immediately preceding the conversion date (other than previously declared dividends on our Preferred Stock payable to holders of record as of a prior date), provided that we are then legally permitted to pay such dividends. The amount payable in respect of such dividends will be paid in cash, shares of common stock (or publicly traded common stock of the acquiror (as defined below), if applicable) or a combination thereof in accordance with the provisions, including the provisions setting forth the method for valuing our common stock (which shall also apply to any publicly traded common stock of the acquiror), set forth under “— Dividends.”

The foregoing provisions shall only be applicable with respect to conversions effected at any time beginning at the opening of business on the Trading Day immediately following the effective date of such fundamental change and ending at the close of business on the 30th Trading Day immediately following such effective date. In lieu of issuing the number of shares of common stock issuable upon conversion pursuant to the foregoing provisions, we may, at our option, make a cash payment equal to the Market Value for each such share of common stock otherwise issuable upon conversion, based upon the Market Value determined for the period ending on the effective date. Our notice of fundamental change will indicate if we will issue stock or pay cash upon conversion and whether accumulated and unpaid dividends will be paid in cash, shares of common stock or a combination thereof.

A “fundamental change” will be deemed to have occurred upon the occurrence of any of the following:

(1)           any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions) other than us or any of our subsidiaries, is or becomes the beneficial owner, directly or indirectly, through a purchase, merger or other acquisition transaction, of 50% or more of the total voting power of all classes of our voting stock;

(2)           we consolidate with, or merge with or into, another person (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) or any person consolidates with or merges with or into us, or we convey, transfer, lease or otherwise dispose of all or substantially all of our assets to any person (other than a direct or indirect wholly owned subsidiary of ours), other than:

(a)           any transaction pursuant to which the holders of our capital stock immediately prior to the transaction collectively have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all classes of voting stock of the continuing or surviving person immediately after the transaction; or

(b)           any merger solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity;

(3)           the first day on which a majority of the members of our board of directors does not consist of “Continuing Directors”;

(4)           we approve a plan of liquidation or dissolution; or

(5)           our common stock ceases to be listed on a national or regional securities exchange or quoted on NASDAQ or an over-the-counter market in the United States.

“Continuing Directors” means (i) individuals who on the date of original issuance of the Preferred Stock constituted our board of directors or (ii) any new directors whose election to our board of directors or whose nomination for election by our stockholders was approved by at least a majority of our directors then still in office (or a duly constituted committee thereof) who were either directors on the date of original issuance of the Preferred Stock or whose election or nomination for election was previously so approved.

Beneficial ownership will be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act, except that a person will be deemed to own any securities that such person has a right to acquire, whether such right is exercisable immediately or only after the passage of time. The term “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

Notwithstanding the foregoing, a fundamental change will be deemed not to have occurred in the case of a merger or consolidation if (i) at least 90% of the consideration for our common stock (excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights) in the merger or consolidation consists of common stock of a United States company traded on a national securities exchange (or which will be so traded when issued or exchanged in connection with such transaction) (“publicly traded common stock”) and (ii) as a result of such transaction or transactions the shares of Preferred Stock become convertible into such common stock.

The phrase “all or substantially all” of our assets is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer is of “all or substantially all” of our assets.

Our obligation to deliver the make-whole premium could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

This fundamental change conversion feature may make more difficult or discourage a takeover of us and the removal of incumbent management. We are not, however, aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the fundamental change conversion feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the fundamental change conversion feature is a result of negotiations between us and the underwriters who initially purchase the Preferred Stock.

Determination of the Make-Whole Premium

If a holder elects to convert its shares of Preferred Stock upon the occurrence of a fundamental change, in certain circumstances, we will increase the Conversion Rate (the “make-whole premium”) by reference to the table below.

We must give notice to all holders and to the conversion agent no later than the date of such fundamental change. Holders may surrender their shares of Preferred Stock for conversion at the increased Conversion Rate only with respect to shares surrendered for conversion from and after the opening of business on the Trading Day immediately following the effective date of such fundamental change until the close of business on the 30th Trading Day following such effective date.

The increase in the Conversion Rate will be determined by reference to the table below, based on the date on which the fundamental change becomes effective (the “effective date”) and the stock price (as defined below). If holders of our common stock receive only cash in the transaction constituting a fundamental change, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the Closing Sale Prices of our common stock on the five Trading Days prior to but not including the effective date of the transaction constituting a fundamental change.

The following table sets forth the stock price paid, or deemed paid, per share of our common stock in a transaction that constitutes the fundamental change, the effective date and the make-whole premium (expressed as the number of additional shares of common stock that will be added to the Conversion Rate) to be paid upon a conversion in connection with a fundamental change:

	Stock Price ($)(1)
Effective Date	$9.50	$11.25	$12.50	$13.75	$15.00	$16.25	$17.50	$18.75	$20.00	$22.50	$25.00	$30.00	$35.00	$40.00	$45.00	$50.00
December 14, 2009	43.86	38.4975	32.11	27.0545	22.976	19.6345	16.861	14.5335	12.5625	9.435	7.103	3.976	2.116	1.011	0.3825	0.0725
December 15, 2010	43.86	35.0135	29.042	24.349	20.5875	17.5225	14.994	12.876	11.0915	8.2735	6.184	3.4005	1.7605	0.8	0.268	0.016
December 15, 2011	43.86	31.419	25.809	21.4545	18.004	15.223	12.948	11.0625	9.4835	7.0105	5.1935	2.796	1.4005	0.5975	0.1695	0.0115
December 15, 2012	43.86	27.615	22.2335	18.1485	14.9865	12.496	10.502	8.8825	7.549	5.504	4.0325	2.124	1.029	0.41	0.0945	0.0045
December 15, 2013	43.86	23.4095	17.903	13.868	10.8905	8.674	7.005	5.731	4.742	3.333	2.3915	1.2285	0.569	0.1975	0.0215	0.0115
December 15, 2014 and thereafter	43.86	20.737	14.1435	8.8695	4.6825	1.5075	0	0	0	0	0	0	0	0	0	0

 (1)           The stock prices set forth in the table will be adjusted as of any date on which the Conversion Rate of the Preferred Stock is adjusted by multiplying the applicable price in effect immediately before the adjustment by a fraction:

•	whose numerator is the Conversion Rate immediately before the adjustment; and

•	whose denominator is the adjusted Conversion Rate.

In addition, we will adjust the number of additional shares in the table at the same time, in the same manner in which, and for the same events for which, we must adjust the Conversion Rate as described under “— Conversion Rate Adjustment.”

The exact stock price and effective date may not be set forth on the table, in which case:

•
if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the make-whole premium will be determined by straight-line interpolation between make-whole premium amounts set forth for the higher and lower stock prices and the two effective dates, as applicable, based on a 365-day year;

•	if the stock price is in excess of $50.00 per share (subject to adjustment in the same manner as the stock price) no make-whole premium will be paid, and

•	if the stock price is less than or equal to $9.50 per share (subject to adjustment in the same manner as the stock price), no make-whole premium will be paid.

Our obligation to pay the make-whole premium could be considered a penalty, in which case the enforceability thereof would be subject to general equitable principles of reasonableness of economic remedies.

Certificated Preferred Stock

Subject to certain conditions, the Preferred Stock represented by the global securities is exchangeable for certificated Preferred Stock in definitive form of like tenor as such Preferred Stock if (1) the Depositary notifies us that it is unwilling or unable to continue as Depositary for the global securities or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor is not appointed within 90 days or (2) we, in our discretion, at any time determine not to have all of the Preferred Stock represented by the global securities. Any Preferred Stock that is exchangeable pursuant to the preceding sentence is exchangeable for certificated Preferred Stock issuable for such number of shares and registered in such names as the Depositary shall direct. Subject to the foregoing, the global securities are not exchangeable, except for global securities representing the same aggregate number of shares and registered in the name of the Depositary or its nominee.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS OFFER TO EXCHANGE IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDERS UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”); (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS OF CONVERTIBLE PREFERRED STOCK SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following summary of material U.S. federal income tax considerations for U.S. holders and Non-U.S holders (each as defined below) relating to the exchange offer does not purport to be a complete analysis of all the potential tax consequences relating thereto.  This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, rulings of the Internal Revenue Service (“IRS”), and judicial decisions, all of which are subject to change, possibly with retroactive effect. No assurance can be given that the IRS will agree with the views expressed in this summary, or that a court will not sustain any challenge by the IRS in the event of litigation.  No advance tax ruling has been sought or obtained from the IRS regarding the tax consequences of the transactions described herein.

This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to an investor’s decision to accept the exchange offer, nor any tax consequences arising under the laws of any state, locality or foreign jurisdiction. This summary also does not address tax consequences that may be applicable to special classes of investors including, but not limited to, ..tax-exempt organizations, insurance companies, banks or other financial institutions, partnerships or other pass-through entities or holders of interests therein, S corporations, dealers in securities or commodities, regulated investment companies, persons who acquired shares through exercise of employee stock options or otherwise as compensation for services, U.S. expatriates and former long-term U.S. residents, U.S. holders whose functional currency is not the U.S. dollar, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, non-U.S. holders that are “controlled foreign corporations” or “passive foreign investment companies”, persons that will hold our Preferred Stock or common stock as a position in a hedging transaction, “straddle”, “conversion transaction” or other risk reduction transaction, or persons deemed to sell Preferred Stock under the constructive sale provisions of the Code. This summary is limited to those persons who hold our Preferred Stock, and who will hold any common stock received in respect thereof, as “capital assets” (generally, property held for investment).

For purposes of this summary, you are a “U.S. holder” if you are a beneficial owner of our Preferred Stock or common stock and you are, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the Unites States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a United States person.

You are a Non-U.S. holder if you are an individual, corporation, estate or trust that is not a U.S. holder.

Each holder of Preferred Stock should consult with its own tax adviser as to the U.S. federal, state, local, foreign and any other tax consequences of accepting the exchange offer.

Consequences of Not Participating in the Exchange Offer

Stockholders who do not participate in the exchange offer will not recognize any gain or loss and will retain their adjusted tax basis and holding period in their Preferred Stock.

Consequences to U.S. Holders of Participating in the Exchange Offer

Stockholders who participate in the exchange offer will receive (i) shares of our common stock and either the Early Tender Consideration or the Expiration Consideration, as applicable, (ii) cash in lieu of fractional shares of our common stock that otherwise would have been distributed in the exchange, and (iii) accrued and unpaid dividends on the Preferred Stock exchanged.  The U.S. federal income tax treatment of each of these components is separately discussed below.

Treatment of the Exchange

The receipt of shares of our common stock and cash pursuant to the exchange offer for shares of our Preferred Stock will be treated as a recapitalization for U.S. federal income tax purposes. As a result of the exchange being treated as a recapitalization and as a result of the receipt of the Early Tender Consideration  or the Expiration Consideration (in either case, referred to hereafter as the “Applicable Cash Exchange Consideration”) in cash,, you will recognize an amount of gain (“Recognized Gain”) equal to the lesser of (i) the amount of the Applicable Cash Exchange Consideration and (ii) the amount of gain “realized” in the exchange  transaction.

The amount of gain you will “realize” in the exchange transaction will equal the amount by which (a) the Applicable Cash Exchange Consideration you receive in the exchange plus the fair market value of the shares of our common stock you receive exceeds (b) your adjusted tax basis in your shares of Preferred Stock exchanged.  Except as described in “Treatment of Cash in Lieu of Fractional Shares,” below, you may not recognize any loss in connection with the exchange..  If you exchange more than one “block” of our Preferred Stock (that is, groups of Preferred Stock that you purchased at different times or at different prices), you must calculate your Recognized Gain separately on each block, and the results for each block may not be netted in determining your overall Recognized Gain. Instead, you will recognize gain on those shares on which gain is realized, but losses may not be recognized.

Your Recognized Gain on the exchange will be treated for federal income tax purposes either as ordinary dividend income or as capital gain. In order to make this determination, you will be treated as if (i) you exchanged all of your shares of Preferred Stock for consideration consisting the shares of our common stock (including the fractional shares for which you receive payment in lieu thereof) into which your Preferred Stock is exchangeable plus an additional amount of our common stock having a value equal to the Applicable Cash Exchange Consideration and (ii) immediately thereafter we redeemed that additional portion of our common stock in exchange for cash (in an amount equal to the Applicable Cash Exchange Consideration)..

Your Recognized Gain will be treated as capital gain if the deemed redemption of the additional portion of our common stock meets either the “substantially disproportionate” test or the “not essentially equivalent to a dividend” test with respect to you. (the “Section 302 Tests”).  In determining whether any of the Section 302 Tests are satisfied, you must take into account not only shares of our stock that you actually own, but also shares of our stock that you constructively own within the meaning of Section 318 of the Code. Under Section 318 of the Code, you may constructively own shares of our stock actually owned, and in some cases constructively owned, by certain related individuals.

The deemed redemption will meet the “substantially disproportionate” test with respect to you if the percentage of our total outstanding common shares that you own, actually and constructively, immediately following the deemed redemption is less than 80% of the percentage of our total outstanding common shares that you would have owned, actually and constructively, if (i) every tendering holder of Preferred Stock had received solely common shares in exchange for his, her, or its shares of Preferred Stock, and (ii) none of the common shares hypothetically received by the tendering holder of Preferred Stock had been redeemed.  The deemed redemption will meet the “not essentially equivalent to a dividend” test with respect to you if the deemed redemption results in a meaningful reduction of your proportionate interest in our stock. Whether the deemed redemption results in a meaningful reduction of your proportionate interest in our stock will depend on your particular facts and circumstances. The IRS has issued rulings in situations involving redemptions of stock owned by minority shareholders of publicly-traded corporations (each such minority shareholder owned, directly or constructively, less than 1% of the value and voting power of the stock of the corporation, and did not exercise meaningful control over the affairs of the corporation).  In these rulings, a redemption was treated as meeting the “not essentially equivalent to a dividend” test if the redemption resulted in any reduction in both the voting power and the economic interest held by such a minority shareholder in the corporation.

In the case of a U.S. holder whose shares of Preferred Stock have been held by the U.S. holder for more than one year before being exchanged for common shares and cash, any portion of the U.S. holder’s Recognized Gain that is treated as a capital gain under the rules described above will be long-term capital gain, and any capital gain or loss recognized on the receipt of cash in lieu of a fractional share of common stock will be long-term capital gain or loss.  Any long-term capital gain recognized by a non-corporate U.S. holder will be subject to federal income tax at a maximum rate of 15%.

If the deemed redemption does not meet either of the Section 302 Tests, your Recognized Gain will be treated (i) as a dividend to the extent of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) that are attributable to the shares deemed to be redeemed (as described above), and (ii) as capital gain to the extent that the Recognized Gain exceeds our current and accumulated earnings and profits that are attributable to the shares deemed to be redeemed. Any portion of a U.S. holder’s Recognized Gain that is treated as a dividend will be treated as ordinary income for U.S. federal income tax purposes.  Any such dividend income generally will not qualify for the capital gain rate applicable to dividends  received prior to January 1, 2011 and also will not be eligible for the dividends received deduction available in other contexts to certain corporate shareholders.

Your tax basis in the shares of our common stock (including fractional shares for which cash in lieu thereof is paid) you receive will be the same as the adjusted tax basis of the shares of Preferred Stock exchanged, increased by your Recognized Gain and reduced by the amount of Applicable Cash Exchange Consideration you receive in the exchange. The portion of such basis allocable to a fractional share will be used to compute your gain or loss on your receipt of cash in lieu of the fractional share, s described in the following section. Your holding period for the shares of common stock you receive will include the holding period during which you held the shares of our Preferred Stock.

Treatment of Cash in Lieu of Fractional Shares

Cash received in lieu of a fractional share of common stock will generally be treated as a payment in exchange for such fractional share, and capital gain or loss will be recognized on the receipt of this cash in an amount equal to the difference between the amount of cash received and the amount of adjusted tax basis allocable to the fractional share, determined as described immediately above, without regard to the Section 302 Tests described above.  Any such capital gain will be long-term capital gain if the shares of Preferred Stock have been held by the U.S. holder for more than one year at the time of the exchange. Any long-term capital gain recognized by a non-corporate U.S. holder will be subject to federal income tax at a maximum rate of 15%. Capital losses are subject to limitations.

Treatment of Receipt of Accrued and Unpaid Dividends

Cash received in respect of accrued and unpaid dividends on Preferred Stock exchanged will be treated as ordinary dividend income as described above for any Recognized Gain that is treated in that manner.

Backup Withholding and Information Reporting

The gross proceeds received by you pursuant to the exchange offer generally will be subject to information reporting and may also be subject to backup withholding if you fail to supply its correct taxpayer identification number in the manner required by applicable law, fail to certify that you are not subject to the backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. Any amounts withheld under the backup withholding provisions may be credited against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

Consequences to Non- U.S. Holders of Participating in the Exchange Offer

Subject to certain exceptions, a non-U.S. holder will not be subject to U.S. federal income tax on any Recognized Gain, as described above under “Consequences to U.S. Holders Participating in the Exchange Offer”, or on accrued dividends received in connection with the exchange offer unless such gain or dividends are effectively connected with the conduct by such Non-U.S. holder of a trade or business in the United States.  If you are a non-U.S. holder of Preferred Stock, you are encouraged to consult your tax advisor as to the U.S. federal, state, local, foreign and any other tax consequences of accepting the exchange offer.

Backup Withholding and Information Reporting

The gross proceeds received by you pursuant to the exchange offer may be subject to information reporting and  backup withholding if you fail to provide an IRS Form W-8BEN (or applicable substitute form)certifying as to your foreign status.

The preceding discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice.  We urge each holder of preferred stock to consult its own tax advisor regarding the particular federal, state, local and foreign tax consequences of participating in the exchange offer.

 INFORMATION AGENT AND EXCHANGE AGENT

Information Agent and Exchange Agent

D.F. King & Co., Inc. has been appointed Information Agent for the exchange offer and Continental Stock Transfer & Trust Company has been appointed the Exchange Agent for the exchange offer. All deliveries and correspondence sent to the Information Agent or the Exchange Agent should be directed to the address set forth on the back cover of this Offer to Exchange. We have agreed to pay the Information Agent and the Exchange Agent reasonable and customary fees for its services and to reimburse the Information Agent and the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. We have also agreed to indemnify the Information Agent and the Exchange Agent for certain liabilities, including liabilities under the federal securities laws. Requests for additional copies of documentation may be directed to the Information Agent or the Exchange Agent at the address set forth on the back cover of this Offer to Exchange.

Delivery of a Letter of Transmittal or transmission of instructions to an address or facsimile number other than as set forth on the back cover of this Offer to Exchange for the Exchange Agent is not a valid delivery.

THE EXCHANGE AGENT FOR THE EXCHANGE OFFER IS:
Continental Stock Transfer & Trust Company

By Mail (Registered or Certified Mail Recommended): Continental Stock Transfer & Trust Company Attn: Reorganization Dept. 17 Battery Place, 8th Floor New York, NY 10004	By Facsimile Transmission (for Eligible Institutions only): Continental Stock Transfer & Trust Company (212) 616-7610 To Confirm Via Phone: (for eligible institutions only): (212) 509-4000 (ext. 536)

THE INFORMATION AGENT FOR THE EXCHANGE OFFER IS:
D.F. King & Co., Inc.
48 Wall Street — 22nd Floor
New York, New York 10005
Banks and Brokers, Call: (212) 269-5550
All Others Call Toll-Free: (888) 628-1041

Additional copies of this Offer to Exchange, the Letter of Transmittal or other tender offer materials may be obtained from the Information Agent or the Exchange Agent and will be furnished at our expense. Questions and requests for assistance regarding the tender of your securities should be directed to the Information Agent or the Exchange Agent.